ANNEX A

TO THIRD AMENDMENT

AMENDED AND RESTATED CREDIT AGREEMENT AND GUARANTY

dated as of December 6, 2016

by and among

VARIATION BIOTECHNOLOGIES (US), INC.,

as the Borrower,

THE GUARANTORS PARTY HERETO,

and

PERCEPTIVE CREDIT HOLDINGS, LP,

as the Lender

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ii

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TABLE OF CONTENTS

SCHEDULES:

Schedule 2.5	Continued Effectiveness of Existing Loan Documents
Schedule 6.7(a)	Litigation
Schedule 6.8	Subsidiaries
Schedule 6.11	Pension Plans
Schedule 6.15(a)	Intellectual Property
Schedule 6.15(f)	Material Categories of Confidential Information
Schedule 6.16	Material Agreements
Schedule 6.19	Transactions with Affiliates
Schedule 6.24	Registration Rights
Schedule 8.3(b)	Existing Liens
Schedule 8.5(a)	Investments
Schedule 11.02	Notice Information

EXHIBITS:

Exhibit A	-	Form of Term Note
Exhibit B	-	Form of Loan Request
Exhibit C	-	Form of Compliance Certificate
Exhibit D	-	[Reserved]
Exhibit E	-	Form of Second Closing Effective Date Warrant
Exhibit F	-	Intercompany Subordinated Note

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AMENDED AND RESTATED CREDIT AGREEMENT AND GUARANTY

THIS AMENDED AND RESTATED CREDIT AGREEMENT AND GUARANTY dated as of December 6, 2016 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is by and between VARIATION BIOTECHNOLOGIES (US), INC., a Delaware corporation (the “Borrower”), each Guarantor (as defined below) party hereto and PERCEPTIVE CREDIT HOLDINGS, LP (together with its Affiliates, successors, transferees and assignees, the “Lender”).

W I T N E S S E T H:

WHEREAS, the Borrower, the Lender and certain other Loan Parties entered into that certain Credit Agreement, dated as of July 25, 2014, as amended by the First Amendment, dated as of September 30, 2014, and the Second Amendment, dated as of March 19, 2015 (as so amended, the “Old Credit Agreement”), pursuant to which the Lender has made certain loans and financial accommodations available to Borrower;

WHEREAS, pursuant to the Third Amendment to the Existing Credit Agreement, dated as of the date hereof (the “Third Amendment”), the Borrower, the other Loan Parties party to the Old Credit Agreement, VBI Vaccines Inc., a British Columbia corporation (the “Parent”), SciVac Ltd, an Israeli corporation (“SciVac Israel”) and the Lender, agreed, subject to the terms and conditions set forth herein and in the Third Amendment, to amend and restate the Old Credit Agreement in its entirety to read as set forth in this Amended and Restated Credit Agreement and Guaranty (this “Agreement”; unless otherwise defined, capitalized terms used herein without definition shall have the meanings ascribed to them in this Agreement, including in Article I below);

WHEREAS, on May 6, 2016, Parent acquired Holdco (the “Acquisition”) pursuant to that certain Agreement and Plan of Merger, dated as of October 26, 2015 and as amended on December 17, 2015, and as a result of that acquisition Parent became the 100% direct owner of Holdco, both beneficially and of record; and

WHEREAS, immediately prior to the Acquisition and at all times thereafter, Parent was and remains the 100% direct owner of SciVac Israel, both beneficially and of record.

NOW, THEREFORE, effective as of the Second Closing Effective Date, the Old Credit Agreement is hereby amended and restated in its entirety to read as set forth in this Agreement and, as a result thereof, the parties hereto agree as follows:

Article I
DEFINITIONS AND ACCOUNTING TERMS

Section 1.1 Defined Terms. The following terms (whether or not underscored) when used in this Agreement, including its preamble and recitals, shall, except where the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms thereof):

“Acquisition” is defined in the third recital.

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“Additional Loan” is defined in Section 2.1(a).

“Affiliate” of any Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such Person. “Control” (and its correlatives) by any Person means the power of such Person, directly or indirectly, (i) to vote 10% or more of the Capital Securities (on a fully diluted basis) of another Person which Capital Securities have ordinary voting power for the election of directors, managing members or general partners (as applicable), or (ii) to direct or cause the direction of the management and policies of such other Person (whether by contract or otherwise).

“Agreement” is defined in the preamble.

“Agreement Currency” is defined in Section 11.14(c).

“Applicable Creditor” is defined in Section 11.14(c).

“Applicable Margin” means 11.00%, as such percentage may be increased pursuant to Section 3.5.

“Authorized Officer” means, relative to each Loan Party, those of its officers, general partners or managing members (as applicable) whose signatures and incumbency shall have been certified to the Lender pursuant to Section 5.1(b).

“BLA” means (i) (x) a biologics license application (as defined in the FD&C Act) to introduce, or deliver for introduction, a biologic product, including vaccines into commerce in the U.S., or any successor application or procedure and (y) any similar application or functional equivalent relating to biologics licensing applicable to or required by any country, jurisdiction or Governmental Authority other than the U.S. and (ii) all supplements and amendments that may be filed with respect to the foregoing.

“Borrower” is defined in the preamble.

“Business Day” means any day which is neither a Saturday nor Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York.

“Capital Securities” means, with respect to any Person, all shares of, interests or participations in, or other equivalents in respect of (in each case however designated, whether voting or non-voting), such Person’s capital stock, whether outstanding or issued before, on or after the Second Closing Effective Date.

“Capitalized Lease Liabilities” means, with respect to any Person, all monetary obligations of such Person and its Subsidiaries under any leasing or similar arrangement which have been (or, in accordance with GAAP, should be) classified as capitalized leases, and for purposes of each Loan Document the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a premium or a penalty.

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“Cash Equivalent Investment” means, at any time:

(a) any direct obligation of (or unconditionally guaranteed by) the United States or a state thereof (or any agency or political subdivision thereof, to the extent such obligations are supported by the full faith and credit of the United States or a state thereof) maturing not more than one year after such time;

(b) commercial paper maturing not more than 270 days from the date of issue, which is issued by a corporation (other than an Affiliate of the Parent or any of its Subsidiaries) organized under the laws of any state of the United States or of the District of Columbia and rated A-1 or higher by S&P or P-1 or higher by Moody’s; or

(c) any certificate of deposit, time deposit or bankers acceptance, maturing not more than one year after its date of issuance, which is issued by any bank organized under the laws of the United States (or any state thereof) and which has (x) a credit rating of A2 or higher from Moody’s or A or higher from S&P and (y) a combined capital and surplus greater than $1,000,000,000.

“Change in Control” means and shall be deemed to have occurred if (i) any “person” or “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 as in effect on the date hereof) (other than the Permitted Investors) shall own, directly or indirectly, beneficially or of record, determined on a fully diluted basis, more than 37.5% of the Voting Securities of Parent, (ii) a majority of the seats (other than vacant seats) on the board of directors (or equivalent) of Parent shall at any time be occupied by persons who were neither (x) nominated by the board of directors of Parent nor (y) appointed by directors so nominated, (iii) Parent shall cease to own directly, beneficially and of record, 100% of the issued and outstanding Capital Securities of Holdco and SciVac Israel, or (iv) Parent shall cease to own, beneficially and of record, 100% of the issued and outstanding Capital Securities of each of its other Subsidiaries, including the Borrower; provided that such beneficial or record ownership of such other Subsidiaries may be direct or indirect.

“Change in Law” means the occurrence, after the Second Closing Effective Date, of any of the following: (i) the adoption or taking effect of any law, rule, regulation or treaty, (ii) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (iii) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Code” means the Internal Revenue Code of 1986, and the regulations thereunder, in each case as amended, reformed or otherwise modified from time to time.

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“Commitment” means the Lender’s obligation (if any) to make the Additional Loan hereunder.

“Commitment Amount” means, with respect to the Lender’s Commitment to make the Additional Loan, $13,200,000.

“Compliance Certificate” means a certificate duly completed and executed by an Authorized Officer of the Parent, substantially in the form of Exhibit C hereto, together with such changes thereto as the Lender may from time to time request for the purpose of monitoring compliance with the financial covenants contained herein.

“Confidential Information of a Loan Party” means information relating to the technology or business of a Loan Party, disclosure of which to the public would result in harm to the business or operations of such Loan Party and which may include trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, know-how, inventions, manufacturing processes and techniques, research and development information, data and other information included in or supporting Product Authorizations, financial, marketing and business data, pricing and cost information, business, finance and marketing plans, customer and prospective customer lists and information, supplier and prospective supplier lists and information, and copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“Contingent Liability” means any agreement, undertaking or arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in, a debtor, or otherwise to assure a creditor against loss) the Indebtedness of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the Capital Securities of any other Person. The amount of any Person’s obligation under any Contingent Liability shall (subject to any limitation set forth therein) be deemed to be the outstanding principal amount of the debt, obligation or other liability guaranteed thereby; provided that, in the event there is not an outstanding principal amount or other similar readily discernible outstanding, actual or liquidated amount with respect to such debt, obligation or other liability guaranteed thereby, then, as of any time of determination, the amount of the Contingent Liability in respect thereof shall be the amount that, in light of then existing facts and circumstances, is reasonably expected to become an actual or matured liability.

“Control” is defined within the definition of “Affiliate”.

“Controlled Account” is defined in Section 7.13(a).

“Copyrights” means all copyrights, whether registered or unregistered and all exclusive and nonexclusive licenses from third parties or rights to use copyrights owned by such third parties, along with any and all (i) renewals, revisions, extensions, derivative works, enhancements, modifications, updates and new releases thereof, (ii) income, royalties, damages, claims and payments now and hereafter due and/or payable with respect thereto, including, without limitation, damages and payments for past, present or future infringements thereof, (iii) rights to sue for past, present and future infringements thereof, and (iv) foreign copyrights and any other rights corresponding thereto throughout the world.

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“Copyright Security Agreement” means any Copyright Security Agreement executed and delivered by a Grantor substantially in the form of Exhibit C to the Pledge and Security Agreement, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Default” means any Event of Default or any condition, occurrence or event which, after notice or lapse of time or both, would constitute an Event of Default.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory is the subject of any Sanction.

“Disposition” (or similar words, such as “Dispose”) means any sale, transfer, lease, contribution or other conveyance (including by way of merger) of, or the granting of options, warrants or other rights to, any Loan Party’s assets (including accounts receivable and Capital Securities of Subsidiaries) to any other Person (other than to Parent or one of its wholly-owned Subsidiaries) in a single transaction or series of transactions.

“DOH” means the Department of Health (Canada) and any successor entity.

“Dollars” and the sign “$” mean lawful money of the United States.

“Early Prepayment Fee” means (i) with respect to any prepayment of any Loan during the period from the Second Closing Effective Date up to (and including) the first anniversary of the Second Closing Effective Date, an amount equal to 5.00% of the principal amount of the Loans being prepaid; (ii) with respect to any prepayment of any Loan during the period from the day following the first anniversary of the Second Closing Effective Date up to (and including) the second anniversary of the Second Closing Effective Date, an amount equal to 2.00% of the principal amount of the Loans being prepaid; provided that, with respect to any prepayment of any Loan after the second anniversary of the Second Closing Effective Date, no such fee or payment shall be payable.

“Environmental Laws” means all federal, state, local or international laws, statutes, rules, regulations, codes, directives, treaties, requirements, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, natural resources, Hazardous Material or health and safety matters.

“Environmental Liability” means any liability, loss, claim, suit, action, investigation, proceeding, damage, commitment or obligation, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of or affecting any Loan Party directly or indirectly arising from, in connection with or based upon (i) any Environmental Law or Environmental Permit, (ii) the generation, use, handling, transportation, storage, treatment, recycling, presence, disposal, Release or threatened Release of, or exposure to, any Hazardous Materials or (iii) any contract, agreement, penalty, order, decree, settlement, injunction or other arrangement (including operation of law) pursuant to which liability is assumed, entered into, inherited or imposed with respect to any of the foregoing.

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“Environmental Permit” is defined in Section 6.7(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to Sections of ERISA also refer to any successor Sections thereto.

“ERISA Affiliate” means any person that for purposes of Title I and Title IV of ERISA and Section 412 of the Code would be deemed to be a single employer with the Parent, pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“ERISA Event” means (a) any reportable event, as defined in Section 4043 of ERISA, with respect to a Pension Plan, as to which PBGC has not by regulation waived the requirement of Section 4043(a) of ERISA that it be notified of such event, (b) the filing of a notice of intent to terminate any Pension Plan, if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041(b) of ERISA, the filing under Section 4041(c) of ERISA of a notice of intent to terminate any Pension Plan or the termination of any Pension Plan under Section 4041(c) of ERISA, (c) the institution of proceedings under Section 4042 of ERISA by the PBGC for the termination of, or the appointment of a trustee to administer, any Pension Plan, (d) any failure by any Pension Plan to satisfy the minimum funding requirements of Sections 412 and 430 of the Code or Section 302 of ERISA applicable to such Pension Plan, whether or not waived, (e) the failure to make a required contribution to any Pension Plan that would result in the imposition of an encumbrance on any Loan Party or any ERISA Affiliate under Section 412 or 430 of the Code or at any time prior to date hereof, a filing under Section 412 of the Code or Section 302 of ERISA of any request for a minimum funding variance with respect to any Pension Plan or Multiemployer Plan, (f) an engagement in a non-exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to which a Loan Party would incur liability which would reasonably be expected to have a Material Adverse Effect, (g) the complete or partial withdrawal of any Loan Party or any material ERISA Affiliate from a Multiemployer Plan, (h) any Loan Party or an ERISA Affiliate incurring any material liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA) and (i) a determination that any Pension Plan is, or is expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

“Event of Default” is defined in Section 9.1.

“Event of Loss” means, with respect to any asset of any Loan Party, any of the following: (i) any loss, destruction or damage of such asset, (ii) any pending or threatened institution of any proceedings for the condemnation or seizure of such asset or of any right of eminent domain, or (iii) any actual condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such asset, or confiscation of such asset or requisition of the use of such asset.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Collateral” is defined in the Pledge and Security Agreement.

“Excluded Subsidiary” means SciVac USA LLC.

“Existing Investor” means any of Perceptive Life Sciences Master Fund Ltd.; Titan-Perc Ltd.; ARCH Venture Fund VI, L.P.; Clarus Lifesciences I, L.P.; and OPKO Health, Inc.

“Existing Loan” means any Loan (as defined in the Old Credit Agreement) that remains outstanding, in whole or in part, on or after the Second Closing Effective Date.

“Existing Loan Document” means any Loan Document (as defined in the Old Credit Agreement) that remains in effect on or after the Second Closing Effective Date, as any such Existing Loan Document shall have been amended or otherwise modified hereby or in connection herewith and includes, without limitation, the Pledge and Security Agreement, the Copyright Security Agreement, the Patent Security Agreement and the Trademark Security Agreement.

“Existing Notes” means each Note issued on the Initial Closing Date, each of which shall have been amended and restated as of the Second Closing Effective Date to reflect the aggregate outstanding principal amount of both the Existing Loans and Additional Loan.

“Existing Warrant” means the Closing Date Warrant (as defined in the Old Credit Agreement) as amended or otherwise modified since the Initial Closing Date.

“FDA” means the U.S. Food and Drug Administration and any successor entity.

“FD&C Act” means the U.S. Food, Drug and Cosmetic Act of 1938 (or any successor thereto), as amended from time to time, and the rules and regulations promulgated thereunder.

“Fiscal Quarter” means a quarter ending on the last day of March, June, September or December.

“Fiscal Year” means any period of twelve consecutive calendar months ending on December 31; references to a Fiscal Year with a number corresponding to any calendar year (e.g., the “2016 Fiscal Year”) refer to the Fiscal Year ending on December 31 of such calendar year.

“F.R.S. Board” means the Board of Governors of the Federal Reserve System or any successor thereto.

“GAAP” is defined in Section 1.4.

“Governmental Authority” means any national, supranational, federal, state, county, provincial, local, municipal or other government or political subdivision thereof (including any Regulatory Authority), whether domestic or foreign, and any agency, authority, commission, ministry, instrumentality, regulatory body, court, tribunal, arbitrator, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to any such government.

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“Grantor” means, collectively, Parent and each of its Subsidiaries (other than the Excluded Subsidiary).

“Guarantors” means, collectively, Parent and each of its Subsidiaries (other than the Excluded Subsidiary).

“Hazardous Material” means any material, substance, chemical, mixture or waste which is capable of damaging or causing harm to any living organism, the environment or natural resources, including all explosive, special, hazardous, polluting, toxic, industrial, dangerous, biohazardous, medical, infectious or radioactive substances, materials or wastes, noise, odor, electricity or heat, and including petroleum or petroleum products, byproducts or distillates, asbestos or asbestos-containing materials, urea formaldehyde, polychlorinated biphenyls, radon gas, ozone-depleting substances, greenhouse gases, and all other substances or wastes of any nature regulated pursuant to any Environmental Law or as to which any Governmental Authority requires investigation, reporting or remedial action.

“Hedging Obligations” means, with respect to any Person, all liabilities of such Person under currency exchange agreements, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and all other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

“herein”, “hereof”, “hereto”, “hereunder” and similar terms contained in any Loan Document refer to such Loan Document as a whole and not to any particular Section, paragraph or provision of such Loan Document.

“Holdco” means VBI Vaccines (Delaware) Inc., a Delaware corporation.

“Impermissible Qualification” means, with respect to any financial statement of any Person, any qualification or exception to the opinion or certification of any independent public accountant as to any such financial statement (i) which is of a “going concern” or similar nature, (ii) which relates to the limited scope of examination of matters relevant to such financial statement or (iii) which relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which would be to cause a Default hereunder.

“including” and “include” means including without limiting the generality of any description preceding such term, and, for purposes of each Loan Document, the parties hereto agree that the rule of ejusdem generis shall not be applicable to limit a general statement, which is followed by or referable to an enumeration of specific matters, to matters similar to the matters specifically mentioned.

“IND” means (i) (x) an investigational new drug application (as defined in the FD&C Act) that is required to be filed with the FDA before beginning clinical testing in human subjects, or any successor application or procedure and (y) any similar application or functional equivalent relating to any investigational new drug application applicable to or required by any country, jurisdiction or Governmental Authority other than the U.S. and (ii) all supplements and amendments that may be filed with respect to the foregoing.

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“Indebtedness” of any Person means:

(a) all obligations of such Person for borrowed money or advances and all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

(b) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker’s acceptances issued for the account of such Person;

(c) all Capitalized Lease Liabilities of such Person;

(d) net Hedging Obligations of such Person and all obligations of such Person arising under Synthetic Leases, excluding amounts due under Synthetic Leases that may be terminated by the lessee on no more than 180 days prior notice and without penalty or further obligation in respect of the period following any notice of termination period required thereunder;

(e) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including earnouts, purchase price adjustments and seller notes in connection with acquisitions permitted hereunder (to the extent due and payable and included as a liability on the balance sheet in accordance with GAAP) (other than trade payables entered into in the ordinary course of business);

(f) whether or not so included as liabilities in accordance with GAAP, all obligations of such Person to pay the deferred purchase price of property or services (excluding trade accounts payable in the ordinary course of business which are not overdue for a period of more than 90 days or, if overdue for more than 90 days, as to which a dispute exists and adequate reserves in conformity with GAAP have been established on the books of such Person), and indebtedness secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) a Lien on property owned or being acquired by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; and

(g) all Contingent Liabilities of such Person in respect of any of the foregoing.

The Indebtedness of any Person shall include the Indebtedness of any other Person (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such Person, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Liabilities” is defined in Section 11.4.

“Indemnified Parties” is defined in Section 11.4.

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“Infringement” and “Infringes” mean the unauthorized use of a Patent, Trademark or Copyright.

“Initial Closing Date” means July 25, 2014, which was the date of the making of the Initial Loan pursuant to the Old Credit Agreement.

“Intellectual Property” means all (i) Patents, (ii) Trademarks, (iii) Copyrights and other works of authorship (registered or unregistered), and all applications, registrations and renewals therefor, (iv) computer software, databases, data and documentation, (v) trade secrets (vi) other intellectual property or similar proprietary rights, (vii) copies and tangible embodiments of any of the foregoing (in whatever form or medium) and (viii) any and all improvements to any of the foregoing.

“Intercompany Subordinated Debt” means Indebtedness of any Loan Party owing to any other Loan Party; provided that (i) such Indebtedness is unsecured and evidenced by an Intercompany Subordinated Note, (ii) such Intercompany Subordinated Note is pledged to the Lender pursuant to a Security Agreement on a first-priority basis (or equivalent) and (iii) such Indebtedness will not mature or otherwise become due and payable earlier than 90 days following the Maturity Date.

“Intercompany Subordinated Notes” means collectively, (i) the Loan Agreement, dated as of the Second Closing Effective Date, between SciVac Israel and Parent; (ii) the Capital Loan Facility Agreement, dated as of the Second Closing Effective Date, between SciVac Israel and Parent; and (iii) any promissory note executed and delivered by a Loan Party to another Loan Party that includes subordination provisions substantially as set forth in Exhibit F hereto and is otherwise satisfactory in form and substance to the Lender.

“Interest Period” means, (i) initially, for any Loan made or outstanding hereunder, the period beginning on (and including) the date on which such Loan is or was made and ending on (and including) the last day of the calendar month in which such Loan was made, and (ii) thereafter, the period beginning on (and including) the first day of each succeeding calendar month and ending on the earlier of (and including) (x) the last day of such calendar month and (y) the Maturity Date.

“Investment” means, relative to any Person, (i) any loan, advance or extension of credit made by such Person to any other Person, including the purchase by such Person of any bonds, notes, debentures or other debt securities of any other Person, (ii) Contingent Liabilities in favor of any other Person and (iii) any Capital Securities held by such Person in any other Person. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair market value of such property at the time of such Investment.

“Israeli Pledge and Security Agreements” means, collectively, (i) the Fixed Charge Agreement, dated as of the Second Closing Effective Date, between SciVac Israel and the Lender; (ii) the Floating Charge Agreement, dated as of the Second Closing Effective Date, between SciVac Israel and the Lender; (iii) the form required to be submitted to the Registrar of Pledges in Israel; and (iv) any other documents or certificates related to clauses (i)-(iii) above.

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“Judgment Currency” is defined in Section 11.14(c).

“Lender” is defined in the preamble.

“Lender’s Designee” is defined in Section 5.1.17.

“LIBO Rate” means, with respect to any applicable Interest Period hereunder, the one-month London Interbank Offered Rate for deposits in Dollars at approximately 11:00 a.m. (London, England time), as determined by the Lender from the appropriate Bloomberg or Telerate page selected by the Lender (or any successor thereto or similar source reasonably determined by the Lender from time to time), which shall be that one-month London Interbank Offered Rate for deposits in Dollars in effect two Business Days prior to the first Business Day of such Interest Period rounded up to the nearest 1/16 of 1%, with such rate to be reset effective as of the first Business Day of each succeeding Interest Period. If any Loan is made (or deemed to be made) other than on the first Business Day of a calendar month, the initial LIBO Rate for such Loan shall be that one-month London Interbank Offered Rate for deposits in Dollars in effect two Business Days prior to the date such Loan is made (or deemed to be made), which rate shall be in effect until (and including) the last Business Day of the first Interest Period relative to such Loan. The Lender’s internal records of applicable interest rates shall be determinative in the absence of manifest error. Notwithstanding the foregoing, in no event shall the LIBO Rate for any Loan at any time be greater than 5.00%.

“Lien” means any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in property, or other priority or preferential arrangement of any kind or nature whatsoever, to secure payment of a debt or performance of an obligation.

“Loan” means, as the context may require, one or more of any Existing Loan or the Additional Loan.

“Loan Documents” means, collectively, this Agreement, the Note, each of the Security Agreements, each of the Warrants, each Existing Loan Document, the Third Amendment and each other agreement, certificate, document or instrument delivered in connection with any Loan Document, whether or not specifically mentioned herein or therein.

“Loan Parties” means, collectively, the Borrower, the Parent, Holdco, SciVac Israel and each other Guarantor.

“Loan Request” means a request and certificate duly executed by an Authorized Officer of the Borrower substantially in the form of Exhibit B hereto.

“Material Adverse Effect” means a material adverse effect on (i) the business, condition (financial or otherwise), operations, performance, properties or prospects of Parent and its Subsidiaries, taken as a whole, (ii) the rights and remedies of the Lender under any Loan Document or (iii) the ability of Parent and its Subsidiaries to perform their respective Obligations under any Loan Document.

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“Material Agreements” means (i) each contract or agreement, other than employment contracts between a Loan Party and its employees, to which any Loan Party is a party involving aggregate payments by such Loan Party of more than $250,000 since the Second Closing Effective Date, whether such payments are being made by such Loan Party to a non-Affiliated Person, or by a non-Affiliated Person to such Loan Party; and (ii) all other contracts or agreements, other than employment contracts between a Loan Party and its employees, individually or in the aggregate, material to the business, operations, assets, prospects, conditions (financial or otherwise), performance or liabilities of the Loan Parties.

“Maturity Date” means, for all Loans (whether made on or before the Second Closing Effective Date), December 6, 2019.

“Moody’s” means Moody’s Investors Service, Inc.

“Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to Title IV of ERISA contributed to for any employees of a Loan Party or any ERISA Affiliate.

“NDA” means (i) (x) a new drug application (as defined in the FD&C Act) and (y) any similar application or functional equivalent relating to any new drug application applicable to or required by any country, jurisdiction or Governmental Authority other than the U.S. and (ii) all supplements and amendments that may be filed with respect to the foregoing.

“Net Cash Proceeds” means when used in respect of (i) any Disposition, (ii) any issuance of any debt or equity securities, or (iii) the receipt of any proceeds in connection with any Event of Loss suffered, in each case by any Loan Party, the gross proceeds in cash or cash equivalents received by such Person (including such proceeds subsequently received in respect of noncash consideration initially received and amounts initially placed in escrow that subsequently become available) from such Disposition, issuance or Event of Loss, less all direct costs and expenses incurred or to be incurred, and all federal, state, local and foreign Taxes assessed or to be assessed (if any), in connection therewith.

“Non-Excluded Taxes” means any Taxes other than net income and franchise Taxes imposed on the Lender or its properties by any Governmental Authority under the laws of which the Lender is organized or in which it maintains its applicable lending office.

“Note” means a promissory note in substantially the form of Exhibit A, which Note will evidence both (i) the Additional Loan to be made on the Second Closing Effective Date and (ii) the outstanding principal amount of the Existing Loans as of the Second Closing Effective Date.

“Obligations” means all obligations (monetary or otherwise, whether absolute or contingent, matured or unmatured) of each Loan Party arising under or in connection with a Loan Document (including any Existing Loan Document) and the principal of and premium, if any, and interest (including interest accruing during the pendency of any proceeding of the type described in Section 9.1.8, whether or not allowed in such proceeding) on the Loans (including any Existing Loans).

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“Old Credit Agreement” is defined in the first recital.

“Organic Document” means, relative to each Loan Party, its certificate of incorporation, by-laws, certificate of partnership, partnership agreement, certificate of formation, limited liability agreement, operating agreement and all shareholder agreements, voting trusts and similar arrangements applicable to each Loan Party’s Capital Securities.

“Other Taxes” means any and all stamp, documentary or similar Taxes, or any other excise or property Taxes or similar levies that arise on account of any payment made or required to be made under any Loan Document or from the execution, delivery, registration, recording or enforcement of any Loan Document.

“Other Administrative Proceeding” means any administrative proceeding relating to a dispute involving a patent office or other relevant intellectual property registry which relates to validity, opposition, revocation, ownership or enforceability or the relevant Intellectual Property.

“Parent” is defined in the second recital.

“Patent” means any patent, patent application and invention disclosure, including any divisions, continuations, continuations in-part, provisionals, continued prosecution applications, substitutions, reissues, reexaminations, renewals, extensions, restorations, supplemental protection certificates and other additions in connection therewith, whether in or related to the United States or any foreign country or other jurisdiction.

“Patent Security Agreement” means any Patent Security Agreement executed and delivered by a Grantor in substantially the form of Exhibit A to the Pledge and Security Agreement, as amended, supplemented, amended and restated or otherwise modified from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation, or any entity succeeding to all or any of its functions under ERISA.

“PDMA” means the Prescription Drug Marketing Act.

“Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Plan), to which a Loan Party or any ERISA Affiliate sponsors, contributes to, or provides benefits under, or has any obligation to contribute or provide benefits under, and to which such Loan Party or ERISA Affiliate may have liability, including any liability by reason of having been a substantial employer under Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

“Permits” means all permits, licenses, registrations, certificates, orders, approvals, authorizations, consents, waivers, franchises, variances and similar rights issued by or obtained from any Governmental Authority or any other Person, including, without limitation, those relating to Environmental Laws.

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“Permitted Investor” means any Existing Investor or any of its Affiliates as to which (i) such Existing Investor (or the Person that administers or manages such Existing Investor) acts as the sole managing member, general partner or equivalent of such Affiliate, and (ii) such Existing Investor (or other Person) has the power to direct or cause the direction of the management and policies of such Affiliate (whether by way of voting equity, contract or otherwise).

“Person” means any natural person, corporation, limited liability company, partnership, joint venture, association, trust or unincorporated organization, Governmental Authority or any other legal entity, whether acting in an individual, fiduciary or other capacity.

“Pledge and Security Agreement” means the Pledge and Security Agreement (as defined in the Old Credit Agreement), together with each Security Agreement Supplement thereto, in each case, executed and delivered by each Grantor (other than SciVac Israel), and in a form acceptable to the Lender in its discretion, as amended, supplemented, amended and restated or otherwise modified from time to time.

“PPSA” means the Personal Property Security Act as in effect from time to time in the Province of Ontario and any regulations thereunder; provided that, if, by reason of any provisions of law, the validity, perfection or the effect of perfection or non-perfection of the security interests granted to the Lender pursuant to the applicable Loan Document is governed by the Personal Property Security Act as in effect in a jurisdiction of Canada other than the Province of Ontario, then “PPSA” means the Personal Property Security Act as in effect from time to time in such other jurisdiction and any regulations thereunder for purposes of the provisions of each Loan Document and any security interest or financing statement relating to such validity, perfection or effect of perfection or non-perfection.

“Product” means any current or future product developed, manufactured, licensed (other than research tools), marketed, sold or otherwise commercialized by any Loan Party, including any such product in development or which may be developed.

“Product Agreement” means each agreement, license, document, instrument, interest (equity or otherwise) or the like under which one or more Persons grants or receives any right, title or interest with respect to any Product Development and Commercialization Activities in respect of one or more Products specified therein, or receives or is granted the right to exclude any third parties from engaging in any Product Development and Commercialization Activities with respect thereto, including each contract or agreement with suppliers, manufacturers, distributors, clinical research organizations, wholesalers, pharmacies or with any other Person related to any such entity.

“Product Authorizations” means any and all approvals (including applicable supplements, amendments, pre and post approvals, drug master files, governmental price and reimbursement approvals and approvals of applications for regulatory exclusivity), licenses, registrations or authorizations of any Governmental Authority necessary for the manufacture, development, distribution, use, storage, import, export, transport, promotion, marketing, sale or other commercialization of a Product in any country or jurisdiction, including without limitation INDs, NDAs and BLAs or similar applications.

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“Product Development and Commercialization Activities” means, with respect to any Product, any combination of research, development, manufacture, importation, use, sale, storage, design, labeling, marketing, promotion, supply, distribution, testing, packaging, purchasing or other commercialization activities, receipt of payment in respect of any of the foregoing, or like activities the purpose of which is to commercially exploit such Product.

“Prohibited Payment” means any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment) to any officer, employee or ceremonial office holder of any government or instrumentality thereof, political party or supra-national organization (such as the United Nations), any political candidate, any royal family member or any other person who is connected or associated personally with any of the foregoing that is prohibited under any applicable law or regulation or otherwise for the purpose of influencing any act or decision of such payee in his official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing such payee to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality.

“Regulatory Authority” means any Governmental Authority that is concerned with or has regulatory oversight with respect to the use, control, safety, efficacy, reliability, manufacturing, marketing, distribution, sale or other Product Development and Commercialization Activities relating to any Product of a Loan Party, including the FDA, the DOH and all equivalent of such agencies in other jurisdictions, and includes Standard Bodies.

“Regulatory Authorizations” means, with respect to the Products, all approvals, clearances, authorizations, orders, exemptions, registrations, certifications, licenses and Permits granted by any Regulatory Authorities, including all NDAs and Product Authorizations held by the Loan Parties or any of their respective licensors, as applicable, or that are pending before the FDA or equivalent non-United States Governmental Entity with respect to the Products.

“Related Party” means, as to any Person, its employees, officers, directors, agents, attorneys, accountants, trustees and other professional advisors or those of any of its Affiliates.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, pouring, dumping, depositing, emitting, escaping, emptying, seeping, dispersal, migrating or placing, including movement through, into or upon the environment or any natural or man-made structure.

“Restricted Payment” means (i) the declaration or payment of any dividend (other than dividends payable solely in Capital Securities of a Loan Party) on, or the making of any payment or distribution on account of, or setting apart assets for a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of, any class of Capital Securities of a Loan Party or any warrants, options or other right or obligation to purchase or acquire any such Capital Securities, whether now or hereafter outstanding, (ii) the making of any other distribution in respect of such Capital Securities, in each case either directly or indirectly, whether in cash, property or obligations of a Loan Party or otherwise, or (iii) any payments to officers, directors or employees of a Loan Party, other than ordinary course wages or similar compensation or ordinary course reimbursements of customary business expenses incurred on behalf of such Loan Party or its operations.

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“S&P” means Standard & Poor’s Rating Services.

“Sanction” means any international economic sanction administered or enforced by the United States Government (including, without limitation, OFAC), the United Nations Security Council, the European Union or its Member States, Her Majesty’s Treasury or other relevant sanctions authority.

“SciVac Israel” is defined in the second recital.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” meaning the filing made by the Parent or Holdco with the SEC.

“Second Closing Effective Date” means December 6, 2016, being the date when all conditions precedent set forth in Section 5.1 hereof were satisfied or waived to the reasonable satisfaction of the Lender and the Additional Loan was made hereunder.

“Second Closing Effective Date Certificate” is defined in Section 5.1.2.

“Second Closing Effective Date Warrant” means the warrant dated as of the Second Closing Effective Date, executed and delivered by the Lender and an Authorized Officer of the Parent, substantially in the form of Exhibit E hereto, as amended, supplemented, amended and restated or otherwise modified from time to time.

“Security Agreement Supplement” is defined in Section 7.8.

“Security Agreements” means the Copyright Security Agreement, Trademark Security Agreement, Patent Security Agreement, each Pledge and Security Agreement and the Israeli Pledge and Security Agreements.

“Solvent” means, with respect to the Parent and its Subsidiaries on a particular date, that on such date (i) the fair value of the property of the Parent and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including Contingent Liabilities, of the Parent and its Subsidiaries on a consolidated basis, (ii) the present fair saleable value of the assets of the Parent and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the probable liabilities of the Parent and its Subsidiaries on a consolidated basis on its debts as they become absolute and matured, (iii) the Parent does not intend to, and does not believe that it or its Subsidiaries will, incur debts or liabilities beyond the ability of the Parent and its Subsidiaries on a consolidated basis to pay as such debts and liabilities mature, (iv) the Parent and its Subsidiaries on a consolidated basis are not engaged in business or a transaction, and the Parent and its Subsidiaries on a consolidated basis are not about to engage in a business or a transaction, for which the property of the Parent and its Subsidiaries on a consolidated basis would constitute an unreasonably small capital and (v) the Parent and its Subsidiaries have not executed this Agreement or any other Loan Document or made any transfer or incurred any obligations hereunder, with actual intent to hinder, delay or defraud either present or future creditors. The amount of Contingent Liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability.

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“Standard Bodies” means any of the organizations that create, sponsor or maintain safety, quality or other standards, including ISO, ANSL, CEN, SCC and the like.

“Subordinated Debt” means any unsecured Indebtedness that (i) is of the type described in clause (a) of the definition of “Indebtedness” and (ii) is permitted pursuant to Section 8.2(f).

“Subsidiary” means, with respect to any Person, any other Person of which more than 50% of the outstanding Voting Securities of such other Person (irrespective of whether at the time Capital Securities of any other class or classes of such other Person shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. Unless the context otherwise specifically requires, the term “Subsidiary” shall be a reference to a Subsidiary of Parent.

“Synthetic Lease” means, as applied to any Person, any lease (including leases that may be terminated by the lessee at any time) of any property (whether real, personal or mixed) (i) that is not a capital lease in accordance with GAAP and (ii) in respect of which the lessee retains or obtains ownership of the property so leased for federal income tax purposes, other than any such lease under which that Person is the lessor.

“Taxes” means all income, stamp or other taxes, duties, levies, imposts, charges, assessments, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, and all interest, penalties or similar liabilities with respect thereto.

“Termination Date” means the date on which all Obligations (other than (i) any obligations contained in or arising out of any Warrant, and (ii) inchoate indemnification obligations) have been paid in full in cash.

“Third Amendment” is defined in the second recital.

“Trademark” means any trademark, service mark, trade name, logo, symbol, trade dress, domain name, corporate name and other indicator of source or origin, and all applications and registrations therefor, together with all of the goodwill associated with the therewith.

“Trademark Security Agreement” means any Trademark Security Agreement executed and delivered by a Grantor substantially in the form of Exhibit B to the Pledge and Security Agreement, as amended, supplemented, amended and restated or otherwise modified from time to time.

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“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that, if, with respect to any financing statement or by reason of any provisions of law, the perfection or the effect of perfection or non-perfection of the security interests granted to the Lender pursuant to the applicable Loan Document is governed by the Uniform Commercial Code as in effect in a jurisdiction of the United States other than New York, then “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of each Loan Document and any financing statement relating to such perfection or effect of perfection or non-perfection.

“United States” or “U.S.” means the United States of America, its fifty states and the District of Columbia.

“Upfront Fee” means a fee in the amount of $90,000, payable by the Borrower to the Lender on the Second Closing Effective Date pursuant to Section 5.1.

“Voting Securities” means, with respect to any Person, Capital Securities of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Warrant” means, as the context may require, one or more of the Existing Warrant or the Second Closing Effective Date Warrant.

“Welfare Plan” means a “welfare plan”, as such term is defined in Section 3(1) of ERISA.

“wholly owned Subsidiary” means any direct or indirect Subsidiaries of Parent, all of the outstanding Capital Securities of which (other than any director’s qualifying shares or investments by foreign nationals mandated by applicable laws) is owned directly or indirectly by Parent.

Section 1.2 Use of Defined Terms Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in this Agreement shall have such meanings when used in each other Loan Document and the schedules attached hereto.

Section 1.3 Cross-References Unless otherwise specified, references in a Loan Document to any Article or Section are references to such Article or Section of such Loan Document, and references in any Article, Section or definition to any clause are references to such clause of such Article, Section or definition.

Section 1.4 Accounting and Financial Determinations. Unless otherwise specified, all accounting terms used in each Loan Document shall be interpreted, and all accounting determinations and computations thereunder (including under Section 7.19 and any definitions used in such calculations) shall be made, in accordance with those generally accepted accounting principles (“GAAP”) applied in the preparation of the financial statements referred to in Sections 5.1.3(a). Unless otherwise expressly provided, all financial covenants and defined financial terms shall be computed on a consolidated basis for Parent and its Subsidiaries, in each case without duplication.

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Article II
COMMITMENT, BORROWING procedures and
Effects of Amendment and Restatement

Section 2.1 Commitment

(a) On the terms and subject to the conditions of this Agreement, the Lender agrees to make a term loan (the “Additional Loan”) to the Borrower on the Second Closing Effective Date in an amount equal to the Commitment Amount. Immediately after giving effect to the making of the Additional Loan, the parties agree that the total outstanding principal amount of all outstanding Loans as of the Second Closing Effective Date equals $15,000,000.

(b) No amounts paid or prepaid with respect to any Loan, whether made on or before the Second Closing Effective Date, may be reborrowed.

Section 2.2 Borrowing Procedures. Subject to the terms and conditions hereof, the Borrower may irrevocably request that the Additional Loan be made by delivering to the Lender a Loan Request on or before 10:00 a.m. on a Business Day at least three (3) (but not greater than five (5)) Business Days prior to the Second Closing Effective Date (or such shorter period of time as the Borrower and Lender may mutually agree in writing).

Section 2.3 Funding. After receipt of the applicable Loan Request for the Additional Loan, the Lender shall, on the Second Closing Effective Date and subject to the terms and conditions hereof, make the requested proceeds of the Additional Loan available to the Borrower by wire transfer to the account the Borrower shall have specified in its Loan Request.

Section 2.4 Reduction of the Commitment Amounts. The Commitment Amount shall automatically and permanently be reduced to zero immediately after the making of the Additional Loan on the Second Closing Effective Date.

Section 2.5 Continued Effectiveness of Existing Loan Documents Each Loan Party hereby agrees that, after giving effect to the Third Amendment and this Agreement, except to the extent otherwise expressly provided herein or in another Loan Document, each Existing Loan Document (other than the Old Credit Agreement) to which it is a party is and shall continue to be in full force and effect and the same are hereby ratified in all respects, except that upon the occurrence of the Second Closing Effective Date, all references in such Existing Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import shall mean this Agreement and the other Loan Documents (other than the Old Credit Agreement), as amended or otherwise modified pursuant to or in connection herewith. Moreover, each Loan Party hereby represents and warrants, as of the Second Closing Effective Date, that immediately after giving effect to the Third Amendment and this Agreement, (i) except to the extent otherwise expressly provided herein or in another Loan Document, each Existing Loan Document to which it is a party, in each case as modified by this Agreement or the Third Amendment (where applicable, as the case may be, and whether directly or indirectly), continues to be a legal, valid and binding obligation of such Loan Party, enforceable against such party in accordance with its terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing, (ii) except as set forth on Schedule 2.5, no amendments, supplements or other modifications are necessary or required in order to make the representations and warranties set forth in the Existing Loan Documents (other than the Old Credit Agreement) true and correct as of the Second Closing Effective Date, and (iii) the Liens and security interests created and granted pursuant to the Existing Loan Documents (other than the Old Credit Agreement) shall continue to be valid and perfected first priority Liens and security interests on all property and assets subject thereto.

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Article III
REPAYMENTS, PREPAYMENTS, INTEREST AND FEES

Section 3.1 Repayments and Prepayments; Application. The Borrower agrees that all outstanding Loans, and any fees or interest accrued or accruing thereon, shall be repaid and prepaid solely in Dollars pursuant to the terms of this Article III.

Section 3.2 Repayments and Prepayments. The Borrower shall repay in full in cash the entire unpaid principal amount of the Loans on the Maturity Date. Prior thereto, payments and prepayments of the Loans shall be made as set forth below.

(a) From the Second Closing Effective Date through May __, 2018, no scheduled repayment of the aggregate outstanding principal amount of the Loans shall be required. Thereafter, on the last Business Day of each calendar month, the Borrower shall make a scheduled principal payment of $200,000, with the entire remaining unpaid principal balance of the Loans payable in full and in cash on the Maturity Date.

(b) The Borrower may, upon five (5) Business Days prior written notice to the Lender, prepay the outstanding amount of the Loans in whole or in part.

(c) Upon the issuance, sale or other incurrence of any debt securities or other Indebtedness (other than Subordinated Debt or Intercompany Subordinated Debt, in either case solely to the extent expressly permitted hereunder) by any Loan Party, the Borrower shall, within three (3) Business Days of such Person’s receipt of the proceeds thereof, prepay the outstanding principal amount of the Loans in an amount equal to 100% of the Net Cash Proceeds resulting from such issuance, sale or other incurrence. The provisions of this clause shall not be deemed to be implied consent to any such issuance, sale or incurrence otherwise prohibited by the terms and conditions of this Agreement.

(d) Upon a Disposition by any Loan Party (other than a Disposition permitted pursuant to Section 8.9), the Borrower shall within three (3) Business Days of such Person’s receipt of the proceeds thereof, prepay the outstanding principal amount of the Loans in an amount equal to 100% of the Net Cash Proceeds resulting from such Disposition. The provisions of this clause shall not be deemed to be implied consent to any Disposition otherwise prohibited by the terms and conditions of this Agreement.

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(e) If any Event of Loss shall occur with respect to any Loan Party, the Borrower shall prepay the outstanding principal amount of the Loans in an amount equal to 100% the Net Cash Proceeds resulting from such Event of Loss, if any.

(f) Immediately upon any acceleration of the Maturity Date of the Loans pursuant to Section 9.2 or Section 9.3, the Borrower shall repay all outstanding Loans in full in cash, unless, pursuant to Section 9.3, only a portion of the Loans are so accelerated (in which case the portion so accelerated shall be so repaid).

(g) If any Loan hereunder is prepaid for any reason on or prior to the date that is two (2) years after the Second Closing Effective Date, (excluding, however, payments made pursuant to clause (a) of this Section 3.2), the Borrower shall pay the Early Prepayment Fee to the Lender at the time of such prepayment, together with all other fees payable hereunder (if any), including pursuant to Sections 3.7 and 3.8.

Section 3.3 Application. Amounts repaid or prepaid in respect of the Loans shall be applied as set forth in this Section 3.3.

(a) Subject to clause (b), each prepayment or repayment of the Loans shall be applied to the principal amount of the Loans then outstanding.

(b) Each prepayment of the Loans made pursuant to clauses (b), (c), (d) or (e) of Section 3.2 shall be applied in reverse order of the scheduled repayments set forth in clause (a) of Section 3.2.

Section 3.4 Interest Rate. During any applicable Interest Period, the outstanding principal amount of the Loans shall accrue interest during such Interest Period at a rate per annum equal to the sum of (i) the Applicable Margin plus (ii) the higher of (x) the LIBO Rate for such Interest Period and (y) 1.00%. The interest rate shall be recalculated and, if necessary, adjusted for each Interest Period, in each case pursuant to the terms hereof.

Section 3.5 Default Rate. At all times commencing upon the date any Event of Default occurs, and continuing until such Event of Default is no longer continuing, the Applicable Margin shall be increased by 4.00% per annum.

Section 3.6 Payment Dates. Interest accrued on the Loans shall be payable in cash, without duplication:

(a) on the Maturity Date therefor;

(b) on the date of any payment or prepayment, in whole or in part, of principal outstanding on any Loan on the principal amount so paid or prepaid;

(c) the last day of each Interest Period for the Loans; provided that if such day is not a Business Day, then such payment shall be made on the next succeeding Business Day; and

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(d) on that portion of the Loans that is accelerated pursuant to Section 9.2 or Section 9.3, immediately upon such acceleration.

Interest accrued on the Loans or other monetary Obligations after the date such amount is due and payable (whether on the Maturity Date, upon acceleration or otherwise) shall be payable upon demand.

Section 3.7 Exit Fee. On the day when all Loans outstanding hereunder are paid in full, whether by voluntary or involuntary prepayment, scheduled amortization, acceleration, on or after the Maturity Date or otherwise, the Borrower will pay to the Lender an exit fee equal to $300,000.

Section 3.8 Other Fees and Expenses. The Borrower shall pay to the Lender all fees and expenses of the Lender as required hereby (including Section 11.3) and by each other Loan Document.

Article IV
LIBO RATE AND OTHER PROVISIONS

Section 4.1 Increased Costs, Etc. If any Change in Law shall (i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, the Lender or any Person controlling the Lender (except any reserve requirement reflected in the LIBO Rate) or (ii) impose on the Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by the Lender, and the result of any of the foregoing shall be to increase the cost to the Lender of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan (whether of principal, interest or any other amount) then, upon written notice from the Lender, the Borrower shall within 30 days following receipt of such notice pay directly to the Lender such additional amount or amounts sufficient to compensate the Lender for such additional costs incurred or reduction suffered. A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or a Person controlling the Lender, as the case may be, as specified in this Section 4.1 and delivered to the Borrower, shall be conclusive absent manifest error. Failure or delay on the part of the Lender to demand compensation pursuant to this Section 4.1 shall not constitute a waiver of the Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate the Lender pursuant to this Section 4.1 for any increased costs incurred or reductions suffered more than nine months prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of the Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

Section 4.2 Increased Capital Costs. If any Change in Law affects or would affect the amount of capital required or expected to be maintained by the Lender or any Person controlling the Lender, and the Lender determines (in good faith but in its sole and absolute discretion) that the rate of return on its or such controlling Person’s capital as a consequence of the Commitment or any Loan made by it hereunder is reduced to a level below that which the Lender or such controlling Person could have achieved but for the occurrence of any such circumstance, then upon notice from time to time by the Lender to the Borrower, the Borrower shall within five days following receipt of such notice pay directly to the Lender additional amounts sufficient to compensate the Lender or such controlling Person for such reduction in rate of return. A statement of the Lender as to any such additional amount or amounts shall, in the absence of manifest error, be conclusive and binding on the Borrower. In determining such amount, the Lender may use any method of averaging and attribution that it (in its sole and absolute discretion) shall deem applicable.

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Section 4.3 Taxes. The Borrower covenants and agrees as follows with respect to Taxes.

(a) Any and all payments by the Borrower under each Loan Document shall be made without setoff, counterclaim or other defense, and free and clear of, and without deduction or withholding for or on account of, any Taxes. In the event that any Taxes are imposed and required to be deducted or withheld from any payment required to be made by any Loan Party to or on behalf of the Lender under any Loan Document, then:

(i) if such Taxes are Non-Excluded Taxes, the amount of such payment shall be increased as may be necessary so that such payment is made, after withholding or deduction for or on account of such Taxes, in an amount that is not less than the amount provided for in such Loan Document; and

(ii) such Loan Party shall withhold the full amount of such Taxes from such payment (as increased pursuant to clause (a)(i) and shall pay such amount to the Governmental Authority imposing such Taxes in accordance with applicable law.

(b) In addition, the Borrower shall pay all Other Taxes imposed to the relevant Governmental Authority imposing such Other Taxes in accordance with applicable law.

(c) As promptly as practicable after the payment of any Taxes or Other Taxes, and in any event within 45 days of any such payment being due, the Borrower shall furnish to the Lender a copy of an official receipt (or a certified copy thereof) evidencing the payment of such Taxes or Other Taxes.

(d) The Borrower shall indemnify the Lender for any Non-Excluded Taxes and Other Taxes levied, imposed or assessed on (and whether or not paid directly by) the Lender whether or not such Non-Excluded Taxes or Other Taxes are correctly or legally asserted by the relevant Governmental Authority. Promptly upon having knowledge that any such Non-Excluded Taxes or Other Taxes have been levied, imposed or assessed, the Borrower shall pay such Non-Excluded Taxes or Other Taxes directly to the relevant Governmental Authority. In addition, the Borrower shall indemnify the Lender for any incremental Taxes that may become payable by the Lender as a result of any failure of the Borrower to pay any Taxes when due to the appropriate Governmental Authority or to deliver to the Lender, pursuant to clause (c), documentation evidencing the payment of Taxes or Other Taxes. With respect to indemnification for Non-Excluded Taxes and Other Taxes actually paid by the Lender or the indemnification provided in the immediately preceding sentence, such indemnification shall be made within 30 days after the date the Lender makes written demand therefor. The Borrower acknowledges that any payment made to the Lender or to any Governmental Authority in respect of the indemnification obligations of the Borrower provided in this clause shall constitute a payment in respect of which the provisions of clause (a) and this clause shall apply.

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Section 4.4 Payments, Computations; Proceeds of Collateral, Etc.

(a) Unless otherwise expressly provided in a Loan Document, all payments by the Borrower pursuant to each Loan Document shall be made without setoff, deduction or counterclaim not later than 11:00 a.m. on the date due in same day or immediately available funds to such account as the Lender shall specify from time to time by notice to the Borrower. Funds received after that time shall be deemed to have been received by the Lender on the next succeeding Business Day. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days. Payments due on other than a Business Day shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest and fees in connection with that payment.

(b) All amounts received as a result of the exercise of remedies under the Loan Documents (including from the proceeds of collateral securing the Obligations) or under applicable law shall be applied upon receipt to the Obligations as follows: (i) first, to the payment in full in cash of all interest (including interest accruing after the commencement of a proceeding in bankruptcy, insolvency or similar law, whether or not permitted as a claim under such law) and fees owing under the Loan Documents, and all costs and expenses owing to the Lender pursuant to the terms of the Loan Documents, until paid in full in cash, (ii) second, after payment in full in cash of the amounts specified in clause (b)(i), to the payment of the principal amount of the Loans then outstanding, (iii) third, after payment in full in cash of the amounts specified in clauses (b)(i) and (b)(ii), to the payment of all other Obligations owing to the Lender, and (iv) fourth, after payment in full in cash of the amounts specified in clauses (b)(i) through (b)(iii), and following the Termination Date, to the Borrower or any other Person lawfully entitled to receive such surplus.

Section 4.5 Setoff. The Lender shall, upon the occurrence and during the continuance of any Event of Default described in clauses (a) through (d) of Section 9.1.8 or, upon the occurrence and during the continuance of any other Event of Default declared by the Lender pursuant to Section 9.3, have the right to appropriate and apply to the payment of the Obligations owing to it (whether or not then due), and (as security for such Obligations) each Loan Party hereby grants to the Lender a continuing security interest in, any and all balances, credits, deposits, accounts or moneys of each Loan Party then or thereafter maintained with the Lender. The Lender agrees promptly to notify the Borrower after any such appropriation and application made by the Lender; provided that, the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Lender under this Section are in addition to other rights and remedies (including other rights of setoff under applicable law or otherwise) which the Lender may have.

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Section 4.6 LIBO Rate Not Determinable. If prior to the commencement of any Interest Period, adequate and reasonable means do not exist for ascertaining the LIBO Rate for such Interest Period, then the Lender shall give notice thereof to the Borrower as promptly as practicable. In the event of any such determination, the Loans shall, until the Lender has advised the Borrower that the circumstances giving rise to such notice no longer exist, bear interest at the interest rate in effect for the immediately preceding Interest Period.

Article V
CONDITIONS TO Effectiveness

Section 5.1 Effectiveness of this Agreement. This Agreement shall not be effective, and the Second Closing Effective Date shall not occur, until the prior or concurrent satisfaction of each of the conditions precedent set forth below in this Section 5.1.

Section 5.1.1 Secretary’s Certificate, Etc. The Lender shall have received from each Loan Party and its respective Subsidiaries party to a Loan Document, (i) a copy of a good standing certificate, dated a date reasonably close to the Second Closing Effective Date, for each such Person and (ii) a certificate, dated as of the Second Closing Effective Date, duly executed and delivered by such Person’s Secretary or Assistant Secretary, managing member or general partner, as applicable, as to:

(a) resolutions of each such Person’s board of directors (or other managing body, in the case of other than a corporation) then in full force and effect authorizing the execution, delivery and performance of each Loan Document to be executed by such Person and the transactions contemplated hereby and thereby;

(b) the incumbency and signatures of those of its officers, managing member or general partner, as applicable, authorized to act with respect to each Loan Document to be executed by such Person; and

(c) the full force and validity of each Organic Document of such Person and copies thereof;

upon which certificates the Lender may conclusively rely until it shall have received a further certificate of the Secretary, Assistant Secretary, managing member or general partner, as applicable, of any such Person cancelling or amending the prior certificate of such Person.

Section 5.1.2 Second Closing Effective Date Certificate. The Lender shall have received a certificate, dated as of the Second Closing Effective Date and in form and substance satisfactory to the Lender (the “Second Closing Effective Date Certificate”), duly executed and delivered by an Authorized Officer of the Borrower and the Parent, in which certificate each of the Borrower and the Parent, shall agree and acknowledge, among other things, that the statements made therein shall be deemed to be true and correct representations and warranties of each of the Borrower and the Parent, as of such date, and, at the time such certificate is delivered, such statements shall in fact be true and correct, and such statements shall include that (i) both immediately before and after giving effect to the Second Closing Effective Date, (x) the representations and warranties set forth in each Loan Document (including Section 2.5) shall, in each case, be true and correct and (y) no Default shall have then occurred and be continuing, or would result from the Additional Loan being advanced on the Second Closing Effective Date and (ii) all of the conditions set forth in Section 5.1 have been satisfied. All documents and agreements required to be appended to the Second Closing Effective Date Certificate, if any, shall be in form and substance satisfactory to the Lender, shall have been executed and delivered by the requisite parties, and shall be in full force and effect.

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Section 5.1.3 Financial Information, Etc. The Lender shall have received:

(a) audited consolidated financial statements of the Parent and its Subsidiaries for the Fiscal Year ended December 31, 2015 (for greater clarity this does not refer to providing individual or consolidating financial statements for any Subsidiary); and

(b) unaudited consolidated financial statements of the Parent and its Subsidiaries for each Fiscal Quarter ended after December 31, 2015(for greater clarity this does not refer to providing individual or consolidating financial statements for any Subsidiary).

Section 5.1.4 Compliance Certificate. The Lender shall have received a completed Compliance Certificate dated as of the Second Closing Effective Date and giving effect to the borrowing of the Additional Loan, duly executed (with all schedules thereto duly completed) and delivered by the chief financial or accounting Authorized Officer of each of the Borrower and the Parent.

Section 5.1.5 Solvency, Etc. The Lender shall have received, a solvency certificate duly executed and delivered by the chief financial or accounting Authorized Officer of the Parent, dated as of the Second Closing Effective Date, in form and substance satisfactory to the Lender.

Section 5.1.6 Pledge and Security Agreements. The Lender shall have received (a) executed counterparts of the Israeli Pledge and Security Agreements, duly executed and delivered by SciVac Israel and (b) executed counterparts of Security Agreement Supplements to the Security Agreements (as in effect immediately prior to the Second Closing Effective Date) adding the Parent and each of its Subsidiaries that is not already a party to the Security Agreement (other than the Excluded Subsidiary and SciVac Israel) as parties thereto, dated as of the date hereof, duly executed and delivered by the Parent and each appropriate Subsidiary. As a result of the foregoing, the Lender shall have been granted a first priority Lien and security interest in all assets and properties of the Parent and its Subsidiaries (other than the Excluded Subsidiary), as provided in the applicable Security Agreement. In addition, all deposit accounts, disbursement accounts, investment accounts (and other similar accounts) and lockboxes owned by Parent shall be Controlled Accounts and all such Controlled Accounts shall be subject to one or more account control agreements, in favor of, and reasonably satisfactory in form and substance to, the Lender, and the Lender shall have received executed counterparties of such agreements.

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Section 5.1.7 Intellectual Property Security Agreements; Intellectual Property Liens, Etc. To the extent required in order for the Loan Parties to be in compliance with the Loan Documents, including Section 7.8 hereof, the Lender shall have received Security Agreement Supplements to the Patent Security Agreements, Copyright Security Agreements and Trademark Security Agreements delivered in connection with the Old Credit Agreement, as and to the extent still in effect as of the Second Closing Effective Date, each dated as of the Second Closing Effective Date, duly executed and delivered by each applicable Loan Party thereto. In addition, UCC and PPSA financing statements, together with applicable Patent Security Agreements, Copyright Security Agreements and Trademark Security Agreements, shall be filed in the appropriate governmental offices so as to perfect the Lender’s Lien in all Intellectual Property of SciVac Israel registered in the U.S. or Canada.

Section 5.1.8 Warrants. The Lender shall have received (i) the amended and restated Existing Warrant in form and substance satisfactory to the Lender, and (ii) the Second Closing Effective Date Warrant, in each case dated as of the Second Closing Effective Date, duly executed, delivered and validly issued by the Parent in favor of the Lender.

Section 5.1.9 Insurance. To the extent not previously received from an Obligor, or to the extent no longer in full force and effect, the Lender shall have received from each Obligor certified copies of the insurance policies (or binders in respect thereof), from one or more insurance companies satisfactory to the Lender, evidencing coverage required to be maintained pursuant to each Loan Document. All such insurance policies required pursuant to this Section shall (i) name the Lender as mortgagee or loss payee and provide that (other than to adjust the coverage in respect of in-transit insurance of inventory held at third-party sites) no cancellation or modification of the policies will be made without the prior written consent of the Lender and (ii) be in addition to any requirements to maintain specific types of insurance contained in the other Loan Documents.

Section 5.1.10 Material Agreements. The Lender shall be satisfied, in its sole discretion, with the terms, conditions and other provisions of each Material Agreement.

Section 5.1.11 Disclosure Schedules. The Schedules attached hereto and to each other Loan Documents shall have been updated so that (i) each representation and warranty set forth herein and in each such other Loan Document is true and correct in all material respects as of the Second Closing Effective Date, and (ii) no Default shall occur or be continuing on the Second Closing Effective Date.

Section 5.1.12 Opinions of Counsel. The Lender shall have received opinions, dated the Second Closing Effective Date and addressed to the Lender, from

(a) Mitchell Silberberg & Knupp LLP, New York counsel to each Loan Party and its respective Subsidiaries, in form and substance satisfactory to the Lender;

(b) Borden Ladner Gervais LLP, Canadian counsel to each Loan Party, in form and substance satisfactory to the Lender; and

(c) Pearl Cohen Zedek Latzer Baratz, Israeli counsel to each Loan Party, in form and substance satisfactory to the Lender

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Section 5.1.13 Second Closing Effective Date Fees, Expenses, Funds Flow Memorandum, Etc. The Lender shall have received for its own account payment in full in cash of (i) the Upfront Fee and (ii) all other fees, costs and expenses due and payable pursuant to Section 11.3. In addition, the Borrower and the Lender shall have mutually agreed upon a customary funds flow memorandum with respect to the dispersal of proceeds of the Additional Loan.

Section 5.1.14 Anti-Terrorism Laws. The Lender shall have received, as applicable, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act.

Section 5.1.15 Due Diligence. The Lender shall have received and be satisfied with all due diligence (including without limitation legal, intellectual property, commercial market forecasts clinical and regulatory assessments, supply chain, securities, labor, tax, litigation, environmental, reimbursement and regulatory authority matters) in its sole discretion.

Section 5.1.16 Material Adverse Change. No material adverse change shall have occurred in the business, financial performance or condition, operations (including the results thereof), assets, properties or prospects of the Parent and its Subsidiaries, taken as a whole, since December 31, 2015.

Section 5.1.17 Board Representatives. The Lender shall designate, or continue to designate, one individual who will be appointed to the board of directors (or equivalent) of each of the Parent and the Borrower (the “Lender’s Designee”), such Lender’s Designee to be reasonably acceptable to the Borrower. For so long as such Lender’s Designee is a member of the board of directors (or equivalent) of the Parent or the Borrower, the Lender shall not take any action (or advise such Lender’s Designee to take any action) that would cause the Lender’s Designee to be in violation of its fiduciary duties as a director (or equivalent) under applicable Delaware law.

Section 5.1.18 Satisfactory Legal Form. All documents executed or submitted pursuant hereto by or on behalf of each Loan Party or any of its respective Subsidiaries shall be satisfactory in form and substance to the Lender and its counsel, and the Lender and its counsel shall have received all information, approvals, resolutions, opinions, documents or instruments as the Lender or its counsel may reasonably request.

Section 5.2 Additional Loan. The obligation of the Lender to make the Additional Loan on the Second Closing Effective Date shall be subject to the prior or concurrent occurrence of the Second Closing Effective Date, the delivery of a Loan Request for such Additional Loan as required pursuant to Section 2.2, and the satisfaction of each of the conditions precedent set forth below in this Section 5.2.

Section 5.2.1 Delivery of Note. The Lender shall have received the Note evidencing the aggregate outstanding principal amount of all Loans, after giving effect to the making of the Additional Loan, duly executed and delivered by an Authorized Officer of the Borrower. Simultaneously with the receipt of the Note, the Lender shall return to the Borrower all Existing Notes, which the Borrower shall cancel and destroy.

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Section 5.2.2 Satisfactory Legal Form. All documents executed or submitted pursuant hereto by or on behalf of the Parent or any Subsidiary shall be reasonably satisfactory in form and substance to the Lender and its counsel, and the Lender and its counsel shall have received all information, approvals, resolutions, opinions, documents or instruments as the Lender or its counsel may reasonably request.

Article VI
REPRESENTATIONS AND WARRANTIES

In order to induce the Lender to enter into this Agreement and to make the Loans hereunder, each Loan Party jointly and severally represents and warrants to the Lender as set forth in this Article.

Section 6.1 Organization, Etc. Each Loan Party is (i) validly organized and existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the nature of its business requires such qualification, and (iii) has full power and authority and holds all requisite governmental licenses, permits and other approvals to enter into and perform its Obligations under each Loan Document to which it is a party, to own and hold under lease its property and to conduct its business substantially as currently conducted by it.

Section 6.2 Due Authorization, Non-Contravention, Etc. The execution, delivery and performance by each Loan Party of each Loan Document executed or to be executed by it are in each case within such Person’s powers, have been duly authorized by all necessary action, and do not:

(a) contravene (i) any Loan Party’s Organic Documents, (ii) any court decree or order binding on or affecting any Loan Party or (iii) any law or governmental regulation binding on or affecting any Loan Party; or

(b) result in (i) or require the creation or imposition of, any Lien on any Loan Party’s properties (except as permitted by this Agreement) or (ii) a default under any material contractual restriction binding on or affecting any Loan Party.

Section 6.3 Government Approval, Regulation, Etc. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other Person (other than those that have been, or on the Second Closing Effective Date will be, duly obtained or made and which are, or on the Second Closing Effective Date will be, in full force and effect) is required for the due execution, delivery or performance by any Loan Party of any Loan Document to which it is a party. Each Loan Party and its respective properties and businesses are in compliance in all material respects with all laws, rules regulations, orders and court decrees applicable to such Persons, properties or businesses, as the case may be.

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Section 6.4 Validity, Etc. Each Loan Document to which any Loan Party is a party constitutes the legal, valid and binding obligations of such Person enforceable against such Person in accordance with its respective terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

Section 6.5 Financial Information. The financial statements delivered to the Lender pursuant to Section 5.1.3 have been prepared in accordance with GAAP consistently applied, and present fairly the consolidated financial condition of the Persons covered thereby as at the dates thereof and the results of their operations for the periods then ended.

Section 6.6 No Material Adverse Change. There has been no material adverse change in the business, financial performance or condition, operations (including the results thereof), assets, properties or prospects of Holdco and its Subsidiaries, taken as a whole, since December 31, 2015.

Section 6.7 Litigation, Labor Matters and Environmental Matters.

(a) Except as described on Schedule 6.7(a), there are no actions, suits or proceedings by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Parent, the Borrower or Holdco, threatened against or affecting, any Loan Party (i) as to which there is a reasonable likelihood of an adverse determination and that, if adversely determined, would reasonably be expected, individually or in the aggregate, to result in liabilities in excess of $250,000 or (ii) that would reasonably be likely to adversely affect this Agreement or the transaction contemplated hereby.

(b) There are no labor controversies pending against or, to the knowledge of the Parent, the Borrower or Holdco, threatened against or affecting any Loan Party (i) that would reasonably be expected, individually or in the aggregate, to result in liabilities in excess of $250,000 or (ii) that would reasonably be likely to adversely affect this Agreement or the transaction contemplated hereby.

(c) No Loan Party (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any Permit under or in connection with any Environmental Law (“Environmental Permit”), (ii) is or has been subject to any Environmental Liability, (iii) has received notice of any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

Section 6.8 Subsidiaries. Parent has no Subsidiaries, except those Subsidiaries which are identified on Schedule 6.8, or which are permitted to have been organized or acquired in accordance with Section 8.5 or Section 8.8. The Excluded Subsidiary has no assets or liabilities, other than those listed on Schedule 6.8.

Section 6.9 Ownership of Properties. Each Loan Party owns (i) in the case of owned real property, good and marketable fee title to, and (ii) in the case of owned personal property, good and valid title to, or, in the case of leased real or personal property, valid and enforceable leasehold interests (as the case may be) in, all of its material properties and assets, tangible and intangible, of any nature whatsoever, free and clear in each case of all Liens or claims, except for Liens permitted pursuant to Section 8.3.

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Section 6.10 Taxes. Each Loan Party has filed all tax returns and reports required by law to have been filed by it and has paid all Taxes thereby shown to be due and owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

Section 6.11 Pension Plans, Etc. During the twelve-consecutive-month period prior to the Second Closing Effective Date and prior to the date of any Loans hereunder, no formal steps have been taken to terminate any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien on any Loan Party or any ERISA Affiliate under Section 303(k) of ERISA or under Section 430(k) of the Code. No condition exists or event or transaction has occurred with respect to any Pension Plan which would reasonably be expected to result in the incurrence by any Loan Party or any ERISA Affiliate of any material liability, fine or penalty. Except as disclosed in Schedule 6.11, neither any Loan Party nor any ERISA Affiliate has any Contingent Liability with respect to any post-retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA or similar state law. No Pension Plan is a Multiemployer Plan and no Loan Party has any actual or Contingent Liability in respect of such plan.

Section 6.12 Accuracy of Information. None of the factual information heretofore or contemporaneously furnished in writing to the Lender by or on behalf of any Loan Party in connection with any Loan Document or any transaction contemplated hereby contains any untrue statement of a material fact, or omits to state any material fact necessary to make any information not misleading.

Section 6.13 Regulations U and X. No Loan Party is engaged in the business of extending credit for the purpose of buying or carrying margin stock, and no proceeds of any Loan will be used to purchase or carry margin stock or otherwise for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or Regulation X. Terms for which meanings are provided in F.R.S. Board Regulation U or Regulation X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings.

Section 6.14 Solvency. The Parent, both before and after giving effect to each Loan, is Solvent.

Section 6.15 Intellectual Property.

(a) Schedule 6.15(a) sets forth a complete and accurate list of all (i) Patents, (ii) registered and material unregistered Trademarks (including domain names) and any pending registrations for Trademarks, (iii) all trade secrets and (iv) any other registered Intellectual Property and (iv) any commercially significant unregistered Intellectual Property, in each case owned or licensed by each Loan Party (other than research tools). For each item of Intellectual Property listed on Schedule 6.15(a), the applicable Loan Party has, where relevant, indicated (A) the countries in each case in which such item is patented or registered, (B) the application numbers, (C) the registration or patent numbers, (D) with respect to the Patents, the earliest expected expiration date of the issued Patents as of the Second Closing Effective Date, (E) the owner of such item of Intellectual Property and (F) with respect to Intellectual Property owned by any third party, the agreement pursuant to which that Intellectual Property is licensed to any Loan Party.

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(b) With respect to all Intellectual Property of the Loan Parties listed on Schedule 6.15(a):

(i) such Loan Party owns or has a valid license to such Intellectual Property free and clear of any and all Liens other than Liens permitted pursuant to Section 8.3 and all such Intellectual Property are in full force and effect, and have not expired, lapsed or been forfeited, cancelled or abandoned;

(ii) such Loan Party has taken commercially reasonable actions to maintain and protect such Intellectual Property and there are no unpaid maintenance or renewal fees payable by such Loan Party that are currently overdue for any of such registered Intellectual Property;

(iii) there is no proceeding challenging the validity or enforceability of any such Intellectual Property, no Loan Party is involved in any such proceeding with any Person and none of the Intellectual Property is the subject of any Other Administrative Proceeding;

(iv) to the knowledge of the Parent, the Borrower and Holdco, (A) such issued or registered Intellectual Property is valid, enforceable and subsisting and (B) no event has occurred, and nothing has been done or omitted to have been done, that would affect the validity or enforceability of such Intellectual Property; and

(v) such Loan Party is the sole and exclusive owner of all right, title and interest in and to, all such Intellectual Property that is owned by such Loan Party.

(c) To the knowledge of the Parent, the Borrower and Holdco, no third party is committing any act of Infringement of any Intellectual Property listed on Schedule 6.15(a).

(d) With respect to each license agreement listed on Schedule 6.15(a), such license agreement (i) is in full force and effect and is binding upon and enforceable against each Loan Party party thereto and, to the knowledge of the Parent, the Borrower and Holdco, all other parties party thereto in accordance with its terms, (ii) has not been amended or otherwise modified and (iii) has not suffered a default thereunder. No Loan Party has defaulted on any of its obligations under any Material Agreement which defaults would give the other Person party thereto any defenses, counterclaims or rights of setoff thereunder.

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(e) No Loan Party has received written notice from any third party alleging that the conduct of its business (including the development, manufacture, use, sale or other commercialization of any Product) Infringes any Intellectual Property of that third party and, to the knowledge of the Parent, the Borrower and Holdco, the conduct of its business (including the development, manufacture, use, sale or other commercialization of any Product) does not Infringe any Intellectual Property of any third party.

(f) Schedule 6.15(f) sets forth a complete and accurate list of each material category of Confidential Information of a Loan Party. With respect to all Confidential Information of a Loan Party listed on Schedule 6.15(f):

(i) such Loan Party owns or has a valid contractual right to use such Confidential Information of a Loan Party free and clear of any and all Liens other than Liens permitted pursuant to Section 8.3;

(ii) such Loan Party has taken commercially reasonable steps to maintain the confidentiality of its Confidential Information of a Loan Party;

(iii) to the knowledge of the Parent, the Borrower and Holdco, no third party has committed or is committing any act of misappropriation of, nor has any such third party breached (nor is any such third party breaching) any contractual obligations of confidentiality with respect to, any such Confidential Information of a Loan Party; and

(iv) such Loan Party is the sole and exclusive owner of all right, title and interest in and to all such Confidential Information of a Loan Party that is owned by such Loan Party.

Section 6.16 Material Agreements. Set forth on Schedule 6.16 is a complete and accurate list of all Material Agreements of each Loan Party (including all Product Agreements which are Material Agreements), with an adequate description of the parties, subject matter thereof and amendments and modifications thereto. Each such Material Agreement (i) is in full force and effect and is binding upon and enforceable against each Loan Party party thereto and, to the knowledge of the Parent, the Borrower and Holdco, all other parties thereto in accordance with its terms, (ii) has not been amended or otherwise modified and (iii) has not suffered a default thereunder. No Loan Party has taken any action that would permit any other Person party to any Material Agreement to have, and to the knowledge of the Parent, the Borrower and Holdco, no such Person otherwise has, any defenses, counterclaims or rights of setoff thereunder.

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Section 6.17 Permits. Each Loan Party has all material Permits, including Environmental Permits, necessary or required for the ownership, operation and conduct of its business and the distribution of the Products. All such Permits are validly held and there are no defaults thereunder.

Section 6.18 Regulatory Matters. With respect to each Product:

(a) (i) All regulatory filings required by any Regulatory Authority or in respect of any Regulatory Authorization or Product Authorization with respect to any Product or any Product Development and Commercialization Activities have been made, and all such filings are complete and correct and have complied in all material respects with all applicable laws and regulations, (ii) all clinical and pre-clinical trials, if any, of investigational Products have been and are being conducted by each Loan Party according to all applicable laws and regulations along with appropriate monitoring of clinical investigator trial sites for their compliance, and (iii) each Loan Party has disclosed to the Lender all such regulatory filings and all material communications between representatives of each Loan Party and any Regulatory Authority.

(b) The Parent and each other Loan Party and the Parent’s agents and the agents of each other Loan Party are in compliance in all material respects with all applicable statutes, rules and regulations (including all Regulatory Authorizations and Product Authorizations) of all applicable Governmental Authorities, including the FDA, the DOH and all other Regulatory Authorities, with respect to each Product and all Product Development and Commercialization Activities related thereto. The Parent and each other Loan Party has and maintains in full force and effect all the necessary and requisite Regulatory Authorizations and Product Authorizations. The Parent and each other Loan Party is in compliance in all material respects with all applicable registration and listing requirements set forth in the FD&C Act, 21 U.S.C. § 360, and all similar applicable laws (whether U.S. or non-U.S.), including the Food and Drugs Act (R.S.C., 1985, c.F-27) in Canada. Each Loan Party adheres in all material respects to all applicable regulations of all Regulatory Authorities with respect to the Products and all Product Development and Commercialization Activities related thereto, including applicable provisions of the FDA’s Quality System regulation as set forth in Title 21 of the Code of Federal Regulations.

(c) Neither the Parent nor any other Loan Party has received from any Regulatory Authority any notice of adverse findings with respect to any Product or any Product Development and Commercialization Activities related thereto, including any FDA Form 483 inspectional observations, notices of violations, Warning Letters, criminal proceeding notices under Section 305 of the FD&C Act, or any other similar communication from any Regulatory Authority. There have been no seizures conducted or, to the Parent’s knowledge, threatened by any Regulatory Authority with respect to any Product, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration or safety alerts conducted, requested or, to the Parent’s knowledge, threatened by any Regulatory Authority with respect to any Product, and no recalls, market withdrawals, field notifications, notifications of misbranding or adulteration or safety alerts have been conducted, requested or, to the Parent’s knowledge, threatened by any Regulatory Authority relating to any Products. Neither the Parent nor any other Loan Party has received any written notification that remains unresolved from the FDA, the DOH or any other Regulatory Authority indicating any breach or violation of any applicable Product Authorization or Regulatory Authorization, including that any of the Products is misbranded or adulterated as defined in the FD&C Act or the rules and regulations promulgated thereunder.

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(d) Neither the Parent nor any other Loan Party nor any officer, employee or agent thereof, has made an untrue statement of a material fact or fraudulent statements to the FDA, the DOH or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA, the DOH or any other Regulatory Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made (or was not made), could reasonably be expected to provide a basis for the FDA, the DOH or any other Regulatory Authority to invoke its policy respecting Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(e) Neither the Parent nor any other Loan Party has received any written notice that the FDA, the DOH or any other applicable Regulatory Authority has commenced or initiated, or, to the knowledge of the Parent or any such Loan Party, threatened to commence or initiate, any action to withdraw any Regulatory Authorization or Product Authorization or requested the recall of any Products or commenced or initiated or, to the knowledge of the Parent or any such Loan Party, threatened to commence or initiate, any action to enjoin any Product Development and Commercialization Activities of the Parent or any such Loan Party.

(f) The clinical, preclinical, safety and other studies and tests conducted by or on behalf of or sponsored by the Parent and each other Loan Party, or in respect of which any Products or Product candidates under development have participated, were (and if still pending, are) being conducted in accordance with standard medical and scientific research procedures and all applicable Product Authorizations. The Parent and each other Loan Party has operated within, and currently is in compliance in all material respects with, all applicable laws, Product Authorizations and Regulatory Authorizations, as well as the rules and regulations of the FDA, the DOH and each other Regulatory Authority, including but not limited to those rules and regulations governing studies for which an investigational new drug application has been filed in accordance with 21 C.F.R. Part 312 and all other rules and laws regarding clinical studies. Neither the Parent nor any other Loan Party has received any notices or other correspondence from the FDA, the DOH or any other Regulatory Authority requiring the termination or suspension of any clinical, preclinical, safety or other studies or tests used to support regulatory clearance of, or any Product Authorization or Regulatory Authorization for, any Product.

Section 6.19 Transactions with Affiliates. Except as set forth on Schedule 6.19, neither the Parent nor any Subsidiary has entered into, renewed, extended or been a part to, any transaction (including the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate during the three-year period prior to the Second Closing Effective Date.

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Section 6.20 Investment Company Act. No Loan Party is an “investment company” or is “controlled” by an “investment company,” as such terms are defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

Section 6.21 OFAC. No Loan Party or, to the knowledge of the Parent and Holdco, any of their respective Related Parties nor, to the knowledge of the Parent and Holdco, any agents or other persons acting on behalf of any of the foregoing (a) is currently the target of any Sanctions, (b) is located, organized or residing in any Designated Jurisdiction, (c) is or has been (within the previous five (5) years) engaged in any transaction with, or for the benefit of, any Person who is now or was then the target of Sanctions or who is located, organized or residing in any Designated Jurisdiction or (d) is or has ever been in violation of or subject to an investigation relating to Sanctions. No Loan, nor the proceeds from any Loan, has been or will be used, directly or indirectly, to lend, contribute or provide to, or has been or will be otherwise made available to fund, any activity or business in any Designated Jurisdiction or to fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions, or in any other manner that will result in any violation by any Person (including the Lender and its Affiliates) of Sanctions.

Section 6.22 Anti-Corruption. No Loan Party or, to the knowledge of the Parent, the Borrower and Holdco, nor any of their respective Related Parties nor, to the knowledge of the Parent, the Borrower and Holdco, any agents or other persons acting on behalf of any of the foregoing, directly or indirectly, has (a) violated or is in violation of any applicable anti-corruption law, (b) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any Prohibited Payment and (c) been subject to any investigation by any Governmental Authority with regard to any actual or alleged Prohibited Payment.

Section 6.23 Deposit and Disbursement Accounts. As of the Second Closing Effective Date, the Lender has received a list (prepared in writing and in reasonable detail satisfactory to the Lender) of all banks and other financial institutions at which each Loan Party maintains deposit accounts, lockboxes, disbursement accounts, investment accounts or other similar accounts including the name, address and telephone number of each bank or financial institution, the name in which the account is held, the type of account, and the complete account number therefor.

Section 6.24 Registration Rights. Except as set forth on Schedule 6.24, no Loan Party has granted or agreed to grant any registration rights, including piggyback rights (other than in respect of the Warrants), to any Person.

Section 6.25 Royalty and Other Payments. Except as set forth on Schedule 6.25, no Loan Party is obligated to pay any royalty, milestone payment, deferred payment or any other contingent payment in respect of any Product in excess of $250,000 in the aggregate since the Second Closing Effective Date.

Section 6.26 Insurance. Each Loan Party maintains insurance policies that comply with the requirements of Section 7.4. Such policies are in full force and effect and all premiums due thereon have been paid in full.

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Article VII
AFFIRMATIVE COVENANTS

Each Loan Party jointly and severally covenants and agrees with the Lender that until the Termination Date has occurred, each Loan Party will perform the obligations set forth below.

Section 7.1 Financial Information, Reports, Notices, Etc. The Parent will furnish the Lender copies of the following financial statements, reports, notices and information:

(a) as soon as available and in any event within 45 days after the end of each Fiscal Quarter (other than the final Fiscal Quarter of any Fiscal Year), an unaudited consolidated balance sheet of Parent and its Subsidiaries as of the end of such Fiscal Quarter, and consolidated statements of income and cash flow of Parent and its Subsidiaries for such period, including, in comparative form, the figures for the corresponding Fiscal Quarter in, and year to date portion of, the immediately preceding Fiscal Year, certified as complete and correct by the chief financial or accounting Authorized Officer of Parent (subject to normal year-end audit adjustments);

(b) commencing with the Fiscal Year ending December 31, 2016, as soon as available and in any event within 90 days after the end of each Fiscal Year, in the event Parent has not otherwise filed its Annual Report on Form 10K, a copy of the consolidated balance sheet of Parent (which will include its Subsidiaries, and the related consolidated statements of income and cash flow of Parent which will include its Subsidiaries) for such Fiscal Year, setting forth in comparative form the figures for the immediately preceding Fiscal Year, audited (without any Impermissible Qualification) by independent public accountants acceptable to the Lender, which shall include a calculation of the financial covenants set forth in Section 7.19 and stating that, in performing the examination necessary to deliver the audited financial statements of Parent, no knowledge was obtained of any Event of Default;

(c) within 25 days after the end of each calendar month and concurrently with the delivery of the financial information pursuant to clauses (a) and (b), a Compliance Certificate, executed by the chief financial or accounting Authorized Officer of the Parent, (i) showing compliance with the financial covenants set forth in Section 7.19 and stating that no Default has occurred and is continuing (or, if a Default has occurred, specifying the details of such Default and the action that Parent or any of its Subsidiaries has taken or proposes to take with respect thereto) and (ii) stating that no Subsidiary has been formed or acquired since the delivery of the last Compliance Certificate (or, if a Subsidiary has been formed or acquired since the delivery of the last Compliance Certificate, a statement that such Subsidiary has complied with Section 7.8);

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(d) upon (but only upon) the prior written request of the Lender, a copy of the consolidated annual budget, which will include the financial forecasts of Parent and its Subsidiaries for the then current Fiscal Year of Parent, in form and substance as approved by the board of directors of Parent, which shall include at least a projection of income and a projected cash flow statement for each Fiscal Quarter in such Fiscal Year and a projected balance sheet as of the end of each Fiscal Quarter in such Fiscal Year, in each case prepared in reasonable detail, with appropriate presentation and discussion (in reasonable detail) of the principal assumptions upon which such budgets and projections are based, which shall be accompanied by a statement of an Authorized Officer of Parent to the effect that such budget and projections are based on reasonable and good faith estimates and assumptions made by the management of Parent for the respective periods covered thereby;

(e) as soon as possible, but in any event within (i) three Business Days after the Borrower or Parent obtains knowledge of the occurrence of an Event of Default described in Section 9.1.1 or (ii) five Business Days after the Borrower or Parent obtains knowledge of the occurrence of any other Event of Default, in each case a statement of an Authorized Officer of the Parent setting forth details of such Event of Default and the action which the Parent has taken and proposes to take with respect thereto;

(f) as soon as possible and in any event within five Business Days after the Borrower or Parent obtains knowledge of (i) the occurrence of any material adverse development with respect to any litigation, action, proceeding or labor controversy described in Schedule 6.7(a) or (ii) the commencement of any litigation, action, proceeding or labor controversy of the type and materiality described in Section 6.7, notice thereof and, to the extent the Lender requests, copies of all documentation relating thereto;

(g) as soon as possible and in any event within five Business Days after the Borrower or Parent obtains knowledge of any return, recovery, dispute or claim related to any Product or inventory that involves more than $250,000, written notice thereof from an Authorized Officer of the Parent which notice shall include any statement setting forth details of such return, recovery, dispute or claim;

(h) promptly upon becoming aware of (i) the institution of any steps by any Person to terminate any Pension Plan, (ii) the failure of any Loan Party or any ERISA Affiliate to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a Lien on any Loan Party or any ERISA Affiliate under Section 303(k) of ERISA or under Section 430(k) of the Code, (iii) the taking of any action with respect to a Pension Plan which would reasonably be expected to result in the requirement that any such Person furnish a bond or other security to the PBGC or such Pension Plan, or (iv) the occurrence of any event with respect to any Pension Plan which would reasonably be expected to result in the incurrence by any Loan Party or any ERISA Affiliate of any material liability, fine or penalty, notice thereof and copies of all documentation relating thereto, written notice thereof from an Authorized Officer of the Parent, which notice shall include a statement setting forth details of such events;

(i) [reserved];

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(j) promptly upon receipt thereof, copies of all formal “management letters” (or equivalent) submitted to Parent or any of its Subsidiaries by the independent public accountants referred to in clause (b) in connection with each audit made by such accountants; and

(k) such other financial and other information as the Lender may from time to time reasonably request (including information and reports in such detail as the Lender may request with respect to the terms of and information provided pursuant to the Compliance Certificate).

Section 7.2 Maintenance of Existence; Compliance with Contracts, Laws, Etc. Each Loan Party will (i) preserve and maintain its legal existence (except as otherwise permitted by Section 8.8), (ii) perform in all material respects its obligations under each Material Agreement to which it is a party, and (iii) comply in all material respects with all applicable laws, rules, regulations and orders, including (x) the FD&C Act and the PDMA and in connection with the preparation and submission to the FDA of NDAs, and (y) the payment (before the same become delinquent) of all Taxes imposed upon such Loan Party or upon its property, except to the extent being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been set aside on the books of such Loan Party, as applicable.

Section 7.3 Maintenance of Properties. Each Loan Party will maintain, preserve, protect and keep its and their respective properties in good repair, working order and condition (ordinary wear and tear excepted), and make necessary repairs, renewals and replacements so that the business carried on by such Loan Party may be properly conducted at all times, unless such Loan Party determines in good faith that the continued maintenance of such property is no longer economically desirable, necessary or useful to the business of such Loan Party or the Disposition of such property is otherwise permitted by Section 8.8 or Section 8.9.

Section 7.4 Insurance. Each Loan Party will maintain:

(a) insurance on its property with financially sound and reputable insurance companies against loss and damage in at least the amounts (and with only those deductibles) customarily maintained, and against such risks as are typically insured against in the same general area, by Persons of comparable size engaged in the same or similar business as such Loan Party; and

(b) all worker’s compensation, employer’s liability insurance or similar insurance as may be required under the laws of any state or jurisdiction in which it may be engaged in business.

Without limiting the foregoing, all insurance policies required pursuant to this Section shall (i) name the Lender as mortgagee (in the case of property insurance) or loss payee or additional insured (in the case of liability insurance), as applicable, and provide that no cancellation or modification of the policies will be made without the prior written consent of the Lender and (ii) be in addition to any requirements to maintain specific types of insurance contained in the other Loan Documents.

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Section 7.5 Books and Records. Each Loan Party will keep books and records that accurately reflect all of its business affairs and transactions and permit the Lender or any of its respective representatives, at reasonable times and intervals upon reasonable notice to the Parent, to visit such Loan Party’s offices, to discuss such Loan Party’s financial matters with its officers and employees, and its independent public accountants (and such Loan Party hereby authorizes such independent public accountant to discuss such Loan Party’s financial matters with the Lender or its representatives whether or not any representative of such Loan Party is present) and to examine (and photocopy extracts from) any of its books and records. Each Loan Party shall pay any fees of such independent public accountant incurred in connection with the Lender’s exercise of its rights pursuant to this Section.

Section 7.6 Environmental Law. Each Loan Party will (i) use and operate all of its and their businesses, facilities and properties in material compliance with all Environmental Laws, and keep and maintain all Environmental Permits and remain in compliance therewith, and (ii) promptly notify the Lender of, and provide the Lender with copies of all material claims, complaints, notices or inquiries relating to, any actual or alleged non-compliance with any Environmental Laws or Environmental Permits or any actual or alleged Environmental Liabilities. Each Loan Party will promptly resolve, remedy and mitigate any such non-compliance or Environmental Liabilities, and shall keep the Lender informed as to the progress of same.

Section 7.7 Use of Proceeds. Proceeds of the Loans shall be used for general corporate purposes of the Parent and its Subsidiaries, including the payment of fees, costs and expenses related to the transactions contemplated hereby.

Section 7.8 Future Guarantors, Security, Etc. Each Loan Party hereby covenants and agrees as follows:

(a) It will execute any documents, including, but not limited to, UCC-1 financing statements, UCC-3 termination statements, PPSA financing statements, PPSA financing change statements, PPSA discharge statements, agreements and instruments (or, with respect to SciVac Israel, the Israeli law equivalent of the foregoing), and take all further action that may be required under applicable law, or that the Lender may reasonably request, in order to effectuate the transactions contemplated by the Loan Documents and in order to grant, preserve, protect and perfect the validity and first priority (subject to Liens permitted by Section 8.3) of the Liens created or intended to be created by the Loan Documents.

(b) In furtherance of the obligations set forth in clause (a) above, Parent will promptly, and will promptly cause each of its Subsidiaries acquired or organized after the date hereof to, execute and deliver, from time to time, supplements (in form and substance reasonably satisfactory to the Lender) to this Agreement and the Security Agreements in favor of the Lender (a “Security Agreement Supplement”). In addition, on or prior to the Second Closing Effective Date, Parent shall, and shall cause each of its then-existing Subsidiaries (other than SciVac Israel, the Excluded Subsidiary or any other Subsidiary that is already a party to all applicable Security Agreements), to execute a Security Agreement Supplement as may be necessary to satisfy (x) the conditions precedent to effectiveness of this Agreement pursuant to Section 5.1.6 and (y) the agreements and obligations set forth below in clause (c). The Parent and the Borrower will promptly notify the Lender of any subsequently acquired real property of any Loan Party and will provide the Lender with a description of such real property, the acquisition date thereof and the purchase price therefor.

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(c) In addition to the foregoing, from time to time, each Loan Party will, at its cost and expense, promptly secure the Obligations by pledging or creating, or causing to be pledged or created, perfected Liens with respect to such of its assets and properties as the Lender shall designate, it being agreed among the parties hereto that the Obligations shall at all times be secured by, among other things, substantially all the assets of Parent and its Subsidiaries (including personal property acquired subsequent to the Second Closing Effective Date), except for the Excluded Collateral and assets and properties of the Excluded Subsidiary. Such Liens will be created under the Loan Documents in form and substance reasonably satisfactory to the Lender, and each Loan Party shall deliver or cause to be delivered to the Lender all such instruments and documents (including legal opinions and lien searches) as the Lender shall reasonably request to evidence compliance with this Section 7.8.

Section 7.9 Obtaining of Permits, Etc. With respect to Products, each Loan Party shall obtain, maintain and preserve, and take all necessary action to timely renew all Permits and accreditations which are necessary in the proper conduct of its business.

Section 7.10 Product Licenses. Each Loan Party shall (i) maintain each Permit, including each Regulatory Authorization, from, or file any notice or registration in, each jurisdiction in which such Loan Party is required to obtain any Permit or Regulatory Authorization or to file any notice or registration, in order to sell or distribute the Products and (ii) promptly provide evidence of same to the Lender.

Section 7.11 Maintenance of Regulatory Authorizations, Contracts, Intellectual Property, Etc. With respect to the Products, each Loan Party will (i) maintain in full force and effect all Regulatory Authorizations (including the Product Authorizations), contract rights (including, without limitation, Product Agreements), or other rights necessary for the operations of its business, (ii) notify the Lender, promptly after learning thereof, of any product recalls, safety alerts, corrections, withdrawals, marketing suspensions, removals or the like conducted, to be undertaken or issued by any Loan Party or its respective suppliers whether or not at the request, demand or order of any Governmental Authority or otherwise with respect to any Product, or any basis for undertaking or issuing any such action or item, (iii) maintain in full force and effect, and pay all costs and expenses relating to, all Intellectual Property owned or controlled by any Loan Party that is used in the operations of the business of such Loan Party, or in connection with any Product Development and Commercialization Activities, and all Material Agreements, (iv) notify the Lender, promptly after learning thereof, of any Infringement or other violation by any Person of its Intellectual Property or Confidential Information of a Loan Party that is used in the operations of the business of such Loan Party, or in connection with any Product Development and Commercialization Activities, and aggressively pursue any such Infringement or other violation except in any specific circumstances where both (x) such Loan Party is able to demonstrate that it is not commercially reasonable to do so and (y) where not doing so does not materially adversely affect any Product, (v) use commercially reasonable efforts to pursue and maintain in full force and effect legal protection for all new Intellectual Property and use commercially reasonable efforts to effect legal protection for all new Confidential Information of a Loan Party developed or controlled by such Loan Party that is used in the operations of the business of such Loan Party, or in connection with any Product Development and Commercialization Activities, and (vi) notify the Lender, promptly after learning thereof, of (x) any claim by any Person that the conduct of such Loan Party’s business (including the development, manufacture, use, sale or other commercialization of any Product) Infringes any Intellectual Property of such Loan Party and, if requested by the Lender, use commercially reasonable efforts to resolve such claim, or (y) any event, circumstance, act or omission that would cause any representation or warranty contained in Section 6.18 to be incorrect in any material respect if such representation or warranty was to be made at the time such Loan Party learned of such event, circumstance, act or omission.

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Section 7.12 Inbound Licenses. Prior to any Loan Party entering into or becoming bound by any inbound license or agreement requiring any Loan Party to make payments in excess of $1,000,000 in any twelve-month period during the term of such license or agreement (other than over-the-counter software that is commercially available to the public), the Parent or the Borrower shall: (i) provide written notice to the Lender of the material terms of such license or agreement with a description of its anticipated and projected impact on such Loan Party’s business or financial condition, (ii) obtain written consent of the Lender to such inbound license or agreement, such consent not to be unreasonably withheld and (iii) take such commercially reasonable actions as the Lender may reasonably request to obtain the consent of, or waiver by, any Person whose consent or waiver is necessary for the Lender to be granted and perfect a valid security interest in such license or agreement and to fully exercise its rights under any of the Loan Documents in the event of a disposition or liquidation of the rights, assets or property that is the subject of such license or agreement.

Section 7.13 Cash Management. The Parent and each of its Subsidiaries (other than SciVac Israel) will:

(a) maintain all deposit accounts, disbursement accounts, investment accounts (and other similar accounts) and lockboxes with a bank or financial institution that has executed and delivered to the Lender an account control agreement, in form and substance reasonably acceptable to the Lender; each such deposit account, disbursement account, investment account (or similar account) and lockbox (each, a “Controlled Account”) shall be a cash collateral account, with all cash, checks and other similar items of payment in such account securing payment of the Obligations, and each Loan Party shall have granted a Lien to the Lender over such Controlled Accounts;

(b) deposit promptly, and in any event no later than five Business Days after the date of receipt thereof, all cash, checks, drafts or other similar items of payment relating to or constituting payments made in respect of any and all accounts and other rights and interests into Controlled Accounts; and

(c) at any time after the occurrence and during the continuance of an Event of Default, at the request of the Lender, each Loan Party will cause all payments constituting proceeds of accounts to be directed into lockbox accounts under agreements in form and substance satisfactory to the Lender.

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Section 7.14 Modification of Organic Documents. No Loan Party will amend, modify or otherwise change its Organic Documents without the Lender’s prior written consent, which shall not be unreasonably withheld.

Section 7.15 Inconsistent Agreements. No Loan Party will enter into any agreement (other than a Loan Document) containing any provision which would (i) be violated or breached by such Person hereunder or by the performance by such Person of any of its obligations hereunder or under any other Loan Document, (ii) prohibit any such Person from granting to the Lender a Lien on any of its assets or (iii) create or permit to exist or become effective any encumbrance or restriction on the ability of any Loan Party to (x) pay dividends or make other distributions to the Borrower or the Parent, or pay any Indebtedness owed to another Loan Party, (y) make loans or advances to any Loan Party or (z) transfer any of its assets or properties to any Loan Party.

Section 7.16 Restriction of Amendments to Certain Documents. No Loan Party will amend or otherwise modify, or waive any rights under, any other document, instrument or agreement if, in any case, such amendment, modification or waiver could be materially adverse to the Lender’s Lien in any Collateral (as defined in the Pledge and Security Agreement).

Section 7.17 Excluded Subsidiary. The Excluded Subsidiary shall not engage in any business activities of any kind without the prior written consent of Lender.

Section 7.18 Required Milestones. The Loan Parties covenant and agree as follows:

(a) On or before September 30, 2017, the Parent shall have raised at least $15,000,000 in cash common equity upon terms and conditions reasonably satisfactory to the Lender (of which at least $10,000,000 shall have been contributed by Persons that are not Affiliates of the Lender).

(b) One or more of the following shall have occurred: (i) closing of a business development deal around Parent’s cytomegalovirus (“CMV”) program for either a prophylactic or therapeutic indication on or before March 31, 2018, (ii) approval by a regulatory body to begin enrollment in a Phase II CMV trial in either the congenital or the transplant setting on or before June 30, 2018, or (iii) approval by a major market regulatory body (either Health Canada, European Medicines Agency or the US FDA) to begin enrollment in a Phase III Hepatitis B clinical trial of Sci-B-Vac on or before March 31, 2018.

Section 7.19 Minimum Liquidity. The Loan Parties shall at all times maintain a minimum aggregate balance of $2,500,000 of cash in one or more Controlled Accounts that is free and clear of all Liens, other than Liens granted hereunder in favor of the Lender, it being understood and agreed that cash not held in a Controlled Account shall be excluded for purposes of calculating compliance with this covenant.

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Section 7.20 Post-Closing Items. Within ten (10) days of the Second Closing Effective Date,

(a) the Parent shall have delivered to the Lender a deposit account control agreement in form and substance reasonably satisfactory to the Lender, for Parent’s deposit accounts maintained at Bank of Montreal; and

(b) the Loan Parties shall have delivered to the Lender amended and restated versions of the existing Patent Security Agreement and Trademark Security Agreement reflecting the current names of the Loan Parties and the Lender.

Article VIII
NEGATIVE COVENANTS

Each Loan Party jointly and severally covenants and agrees with the Lender that until the Termination Date has occurred, each Loan Party will perform or cause to be performed the obligations set forth below.

Section 8.1 Business Activities. No Loan Party will engage in any business activity except those business activities engaged in on the date of this Agreement and activities reasonably incidental thereto.

Section 8.2 Indebtedness. No Loan Party will create, incur, assume or permit to exist any Indebtedness without the Lender’s prior written consent (which may be withheld in the Lender’s sole discretion), other than:

(a) Indebtedness in respect of the Obligations;

(b) Indebtedness existing as of the Second Closing Effective Date listed on Schedule 8.2 and refinancing of such Indebtedness in a principal amount not in excess of that which is outstanding on the Second Closing Effective Date (as such amount has been permanently reduced following the Second Closing Effective Date);

(c) unsecured Indebtedness in respect of performance, surety or appeal bonds provided in the ordinary course of business in an aggregate amount at any time outstanding not to exceed $250,000, but excluding (in each case) Indebtedness incurred through the borrowing of money or Contingent Liabilities in respect thereof;

(d) purchase money Indebtedness and Capitalized Lease Liabilities in an aggregate amount at any time outstanding not to exceed $250,000;

(e) Intercompany Subordinated Debt; and

(f) Subordinated Debt of any Loan Party owing to a non-Affiliate that (i) is unsecured and subject to a written subordination agreement that is satisfactory to the Lender (in form and substance) and (ii) does not exceed an aggregate principal amount of $2,000,000 at any time outstanding;

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provided that, no Indebtedness otherwise permitted by clauses (b), (d) or (e) shall be assumed, created or otherwise incurred if a Default has occurred and is then continuing or would result therefrom.

Section 8.3 Liens. No Loan Party will create, incur, assume or permit to exist any Lien upon any of its property (including Capital Securities of any Person), revenues or assets, whether now owned or hereafter acquired, except:

(a) Liens securing payment of the Obligations;

(b) Liens existing as of the Second Closing Effective Date and disclosed in Schedule 8.3(b) securing Indebtedness described in clause (b) of Section 8.2, and refinancings of such Indebtedness; provided that, no such Lien shall encumber any additional property and the amount of Indebtedness secured by such Lien is not increased from that existing on the Second Closing Effective Date (as such Indebtedness may have been permanently reduced subsequent to the Second Closing Effective Date);

(c) Liens in favor of carriers, warehousemen, mechanics, materialmen and landlords granted in the ordinary course of business for amounts not overdue or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books;

(d) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, bids, leases or other similar obligations (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety and appeal bonds or performance bonds;

(e) judgment Liens in existence for less than 45 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies and which do not otherwise result in an Event of Default under Section 9.1.6;

(f) easements, rights-of-way, zoning restrictions, minor defects or irregularities in title and other similar encumbrances not interfering in any material respect with the value or use of the property to which such Lien is attached;

(g) Liens for Taxes not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books; and

(h) Liens securing purchase money Indebtedness and Capitalized Lease Liabilities permitted under Section 8.2(d).

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Section 8.4 [INTENTIONALLY OMITTED].

Section 8.5 Investments. No Loan Party will purchase, make, incur, assume or permit to exist any Investment in any other Person, except:

(a) Investments existing on the Second Closing Effective Date and identified in Schedule 8.5(a);

(b) Cash Equivalent Investments;

(c) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(d) Investments consisting of any deferred portion of the sales price received by any Loan Party in connection with any Disposition permitted under Section 8.9;

(e) Investments constituting (i) accounts receivable arising, (ii) trade debt granted, or (iii) deposits made in connection with the purchase price of goods or services, in each case in the ordinary course of business; and

(f) Intercompany Subordinated Debt permitted under Section 8.2(e).

Section 8.6 Restricted Payments, Etc. No Loan Party will declare or make a Restricted Payment, or make any deposit for any Restricted Payment, other than (i) Restricted Payments made by Loan Parties to the Borrower or to other wholly owned Subsidiaries of Holdco and (ii) distributions of assets of the liquidating trust of Holdco described in Holdco’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC, as amended and as may be updated in subsequent periodic reports of Holdco filed with the SEC.

Section 8.7 [INTENTIONALLY OMITTED]

Section 8.8 Consolidation, Merger; Permitted Acquisitions, Etc. No Loan Party will liquidate or dissolve, consolidate with, or merge into or with, any other Person, or purchase or otherwise acquire any other Person or all or substantially all of the assets of any other Person (or any division thereof), except that, so long as no Event of Default has occurred and is continuing (or would occur), (i) any Subsidiary of Parent (other than Holdco or SciVac Israel) may liquidate or dissolve voluntarily into, and may merge with and into, Holdco or any wholly owned U.S. Subsidiary of Holdco, (ii) any Loan Party may from time to time acquire another Person or all or substantially all of the assets of another Person (or any division thereof); provided that (v) such acquisition is approved by the board of director of Parent, (w) the newly acquired (or continuing or surviving) Person shall comply with Section 7.8 hereof and shall be engaged in a line of business similar to the Borrower, (x) the consideration paid for all acquisitions pursuant to this clause (ii) shall not exceed $5,000,000 in the aggregate since the Second Closing Effective Date, (y) the consideration paid in cash for all such acquisitions pursuant to this clause (ii) shall not exceed $1,500,000 in the aggregate since the Second Closing Effective Date, and (z) the Parent shall, prior to consummating any such acquisition, certify in writing to the Lender that, after giving effect to such acquisition, it reasonably expects to comply with Sections 7.18 and 7.19 hereof.

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Section 8.9 Permitted Dispositions. No Loan Party will dispose of any of its assets (including accounts receivable and Capital Securities) to any Person in one transaction or series of transactions unless such Disposition (i) is inventory or obsolete, damaged, worn out or surplus property Disposed of in the ordinary course of its business, (ii) has an aggregate fair market value that, when taken together with all other Dispositions made pursuant to this clause (ii), does not exceed $250,000, or (iii) is an outbound license of Intellectual Property permitted by Section 8.15.

Section 8.10 Modification of Certain Agreements. No Loan Party will consent to any amendment, supplement, waiver or other modification of, or enter into any forbearance from exercising any rights with respect to the terms or provisions contained in any Organic Documents of any Loan Party, if the result would have a material adverse effect on the rights or remedies of the Lender.

Section 8.11 Transactions with Affiliates. No Loan Party will enter into or cause or permit to exist any arrangement, transaction or contract (including for the purchase, lease or exchange of property or the rendering of services) with any of its other Affiliates, other than Intercompany Subordinated Debt, unless such arrangement, transaction or contract (i) is on fair and reasonable terms no less favorable to such Loan Party than it could obtain in an arm’s-length transaction with a Person that is not an Affiliate and (ii) is of the kind which would be entered into by a prudent Person in the position of such Loan Party with a Person that is not one of its Affiliates.

Section 8.12 Restrictive Agreements, Etc. No Loan Party will enter into any agreement prohibiting (i) the creation or assumption of any Lien upon its properties, revenues or assets, whether now owned or hereafter acquired, (ii) the ability of such Loan Party to amend or otherwise modify any Loan Document or (iii) the ability of any Subsidiary to make any payments, directly or indirectly, to the Borrower or the Parent, including by way of dividends, advances, repayments of loans, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments. The foregoing prohibitions shall not apply to restrictions contained (x) in any Loan Document, or (y) in the case of clause (i), any agreement governing any Indebtedness permitted by clause (d) of Section 8.2 as to the assets financed with the proceeds of such Indebtedness.

Section 8.13 Sale and Leaseback. No Loan Party will directly or indirectly enter into any agreement or arrangement providing for the sale or transfer by it of any property (now owned or hereafter acquired) to a Person and the subsequent lease or rental of such property or other similar property from such Person without the Lender’s prior written consent.

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Section 8.14 Product Sales. No Loan Party will sell or distribute Products or cause any sale or distribution where such Loan Party is required to obtain any Permit, or to file any notice or registration in any jurisdiction prior to any such sale or distribution, in each case, until such Loan Party has obtained such required Permit or filed such notice or registration.

Section 8.15 Outbound Licenses. So long as no Default has occurred and is continuing, no Loan Party will enter into or become bound by any outbound commercial license of Intellectual Property unless such outbound commercial license (i) is approved by the board of directors of each of the Parent, (ii) is entered into on an arm’s-length basis, on commercially reasonable terms and in the ordinary course of business, (iii) does not otherwise constitute a Disposition prohibited pursuant to Section 8.9, and (iv) does not impair the Lender from fully exercising its rights under any of the Loan Documents in the event of a disposition or liquidation of the rights, assets or property that is the subject of such license or agreement; provided that, without otherwise limiting this Section, board of director approval shall not be required with respect to any limited, non-exclusive license by a Loan Party to one of its vendors or non-commercial collaborators, so long as such license does not qualify as a Material Agreement and the terms of such license otherwise comply with the requirements of clauses (ii), (iii) and (iv) of this Section 8.15.

Section 8.16 Change in Name, Location, Executive Office, or Executive Management; Change in Fiscal Year. No Loan Party will, without the prior written consent of the Lender, (i) change its legal name or any trade name used to identify it in the conduct of its business or ownership of its properties, (ii) change its jurisdiction of organization or legal structure, (iii) relocate its chief executive office, principal place of business or any office in which it maintains books or records relating to its business (including the establishment of any new office or facility), (iv) change its federal taxpayer identification number or organizational number (or equivalent) without 30 days prior written notice to the Lender, (v) replace its chief financial officer without written notification to the Lender within 30 days thereafter or (vi) change its Fiscal Year or any of its Fiscal Quarters.

Article IX
EVENTS OF DEFAULT

Section 9.1 Listing of Events of Default. Each of the following events or occurrences described in this Article shall constitute an “Event of Default”.

Section 9.1.1 Non-Payment of Obligations. Either (i) the Borrower shall default in the payment or prepayment when due of (x) any principal of or interest on any Loan or (y) any fee described in Article III or any other monetary Obligation, and in the case of clause (y) such default shall continue unremedied for a period of two (2) Business Days after such amount was due, or (ii) any other Loan Party fails to make any payment when due pursuant to Article X.

Section 9.1.2 Breach of Warranty. Any representation or warranty made or deemed to be made by any Loan Party in any Loan Document (including any certificates delivered pursuant to Article V) is or shall be incorrect when made or deemed to have been made in any material respect.

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Section 9.1.3 Non-Performance of Certain Covenants and Obligations. Any Loan Party shall default in the due performance or observance of any of its obligations under Sections 7.1(e), 7.13, 7.18, 7.19, 7.20 or Article VIII.

Section 9.1.4 Non-Performance of Other Covenants and Obligations. Any Loan Party shall default in the due performance and observance of any other covenant, obligation or agreement contained in any Loan Document executed by it, and such default shall continue unremedied for a period of fifteen (15) days after the earlier to occur of (a) notice thereof given to the Borrower by the Lender or (b) the date on which the Borrower or Parent has knowledge of such default.

Section 9.1.5 Default on Other Indebtedness. A default shall occur in the payment of any amount when due (subject to any applicable grace period), whether by acceleration or otherwise, of any principal or stated amount of, or interest or fees on, any Indebtedness (other than Indebtedness permitted under Section 8.2) of any Loan Party having a principal or stated amount, individually or in the aggregate, in excess of $250,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such Indebtedness if the effect of such default is to accelerate the maturity of any such Indebtedness or such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause or declare such Indebtedness to become due and payable or to require such Indebtedness to be prepaid, redeemed, purchased or defeased, or require an offer to purchase or defease such Indebtedness to be made, prior to its expressed maturity.

Section 9.1.6 Judgments. Any judgment or order for the payment of money individually or in the aggregate in excess of $250,000 (exclusive of any amounts fully covered by insurance (less any applicable deductible) and as to which the insurer has acknowledged its responsibility to cover such judgment or order) shall be rendered against any Loan Party and such judgment shall not have been vacated or discharged or stayed or bonded pending appeal within 30 days after the entry thereof or enforcement proceedings shall have been commenced by any creditor upon such judgment or order.

Section 9.1.7 Change in Control. Any Change in Control shall occur.

Section 9.1.8 Bankruptcy, Insolvency, Etc. Any Loan Party shall:

(a) become insolvent or generally fail to pay, or admit in writing its inability or unwillingness generally to pay, debts as they become due;

(b) apply for, consent to, or acquiesce in the appointment of a trustee, receiver, sequestrator or other custodian for any substantial part of the property of any thereof, or make a general assignment for the benefit of creditors;

(c) in the absence of such application, consent or acquiescence in or permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for a substantial part of the property of any thereof, and such trustee, receiver, sequestrator or other custodian shall not be discharged within 60 days; provided that, each Loan Party hereby expressly authorizes the Lender to appear in any court conducting any relevant proceeding during such 60-day period to preserve, protect and defend its rights under the Loan Documents;

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(d) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or any dissolution, winding up or liquidation proceeding, in respect thereof, and, if any such case or proceeding is not commenced by a Loan Party, such case or proceeding shall be consented to or acquiesced in by a Loan Party, as the case may be, or shall result in the entry of an order for relief or shall remain for 60 days undismissed; provided that, each Loan Party hereby expressly authorizes the Lender to appear in any court conducting any such case or proceeding during such 60-day period to preserve, protect and defend its rights under the Loan Documents; or

(e) take any action authorizing, or in furtherance of, any of the foregoing.

Section 9.1.10 Material Adverse Change. Any circumstance occurs that could reasonably be expected to have a Material Adverse Effect.

Section 9.1.11 Key Person Event. If Jeff Baxter ceases to be employed full time by both the Borrower and Parent and actively working as Chief Executive Officer of each such Person, unless within 30 days after such individual ceases to be employed full time and actively working as President and Chief Executive Officer of each such Person the Borrower or Parent, as the case may be, hires a replacement for such individual approved by the Lender in its sole discretion.

Section 9.1.12 Regulatory Matters. If any of the following occurs: (i) the FDA or any other Governmental Authority initiates enforcement action against, or issues a warning letter with respect to, any Loan Party, or any of their Products or the manufacturing facilities therefor, that causes any Loan Party to discontinue marketing or withdraw any of its material Products, or causes a delay in the manufacture of any of its material Products, which discontinuance, withdrawal or delay could reasonably be expected to last for more than 90 days, (ii) a recall of any Product that has generated or is expected to generate at least $1,000,000 in revenue for Parent and its Subsidiaries over any consecutive twelve (12) month period or (iii) any Loan Party enters into a settlement agreement with the FDA or any other Governmental Authority that results in aggregate liability as to any single or related series of transactions, incidents or conditions, in excess of $250,000.

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Section 9.1.13 Pension Plans. Any of the following events shall occur with respect to any Pension Plan:

(a) the institution of any steps by any Loan Party, any ERISA Affiliate or any other Person to terminate a Pension Plan if, as a result of such termination, any Loan Party or any such ERISA Affiliate would be required to make a contribution to such Pension Plan, or would reasonably expect to incur a liability or obligation to such Pension Plan, in excess of $250,000;

(b) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien on any Loan Party or any ERISA Affiliate under section 303(k) of ERISA or under Section 430(k) of the Code; or

(c) any ERISA Event shall occur.

Section 9.2 Action if Bankruptcy. If any Event of Default described in clauses (a) through (d) of Section 9.1.8 with respect to any Loan Party shall occur, the Commitments (if not theretofore terminated) shall automatically terminate and the outstanding principal amount of the Loans and all other Obligations shall automatically be and become immediately due and payable, without notice or demand to any Person.

Section 9.3 Action if Other Event of Default. If any Event of Default (other than any Event of Default described in clauses (a) through (d) of Section 9.1.8) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may, by notice to the Borrower declare all or any portion of the outstanding principal amount of the Loans and other Obligations to be due and payable and/or the Commitments (if not theretofore terminated) to be terminated, whereupon the full unpaid amount of the Loans and other Obligations which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment, and the Commitments shall terminate.

Article X
GUARANTY

SECTION 10.1 Guaranty. Each Guarantor hereby agrees that such Guarantor is jointly and severally liable for, and hereby absolutely and unconditionally guarantees to the Lender and its successors and assigns, the full and prompt payment (whether at stated maturity, by acceleration or otherwise) and performance of, all Obligations owed or hereafter owing to Lender by each Loan Party. Each Guarantor agrees that its guaranty obligation hereunder is a continuing guaranty of payment and performance and not of collection, and that its obligations under this Article X shall be absolute and unconditional, irrespective of, and unaffected by,

(a) the genuineness, validity, regularity, enforceability or any future amendment of, or change in, this Agreement, any other Loan Document or any other agreement, document or instrument to which any Loan Party is or may become a party;

(b) the absence of any action to enforce this Agreement (including this Article X) or any other Loan Document or the waiver or consent by the Lender with respect to any of the provisions thereof;

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(c) the existence, value or condition of, or failure to perfect its Lien against, any security for the Obligations or any action, or the absence of any action, by the Lender in respect thereof (including the release of any such security);

(d) the insolvency of any Loan Party; or

(e) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor,

it being agreed by each Guarantor that its obligations under this Article X shall not be discharged until the Termination Date. Each Guarantor shall be regarded, and shall be in the same position, as principal debtor with respect to the Obligations guaranteed hereunder.

Section 10.2 Waivers. Each Guarantor expressly waives all rights it may have now or in the future under any statute, or at common law, or at law or in equity, or otherwise, to compel the Lender to marshal assets or to proceed in respect of the Obligations guaranteed hereunder against the Borrower or any other Guarantor, any other party or against any security for the payment and performance of the Obligations before proceeding against, or as a condition to proceeding against, such Guarantor. It is agreed among each Guarantor and the Lender that the foregoing waivers are of the essence of the transaction contemplated by this Agreement and the other Loan Documents and that, but for the provisions of this Article X and such waivers, the Lender would decline to enter into this Agreement.

Section 10.3 Benefit of Guaranty. Each Guarantor agrees that the provisions of this Article X are for the benefit of the Lender and its successors, transferees, endorsees and assigns, and nothing herein contained shall impair, as between the Borrower, on the one hand, and the Lender, on the other hand, the obligations of the Borrower and each Guarantor under the Loan Documents.

Section 10.4 Subordination of Subrogation, Etc. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, each Guarantor hereby expressly and irrevocably subordinates to the prior payment in full, in cash, of the Obligations any and all rights at law or in equity to subrogation, reimbursement, exoneration, contribution, indemnification or set off and any and all defenses available to a surety, guarantor or accommodation co-obligor until all Commitments have expired or been terminated and the Obligations are indefeasibly paid in full in cash. Each Guarantor acknowledges and agrees that this subordination is intended to benefit the Lender and shall not limit or otherwise affect such Guarantor’s liability hereunder or the enforceability of this Article X, and that the Lender and its successors and assigns are intended third party beneficiaries of the waivers and agreements set forth in this Section 10.4.

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Section 10.5 Election of Remedies. If the Lender may, under applicable law, proceed to realize its benefits under any of the Loan Documents giving the Lender a Lien upon any collateral, whether owned by any Grantor or by any other Person, either by judicial foreclosure or by non-judicial sale or enforcement, the Lender may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of its rights and remedies under this Article X. If, in the exercise of any of its rights and remedies, the Lender shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against any Loan Party or any other Person, whether because of any applicable laws pertaining to “election of remedies” or the like, each Guarantor hereby consents to such action by the Lender and waives any claim based upon such action, even if such action by the Lender shall result in a full or partial loss of any rights of subrogation which each Guarantor might otherwise have had but for such action by the Lender. Any election of remedies which results in the denial or impairment of the right of the Lender to seek a deficiency judgment against any Loan Party shall not impair any Guarantor’s obligation to pay the full amount of the Obligations. In the event the Lender shall bid at any foreclosure or trustee’s sale or at any private sale permitted by law or the Loan Documents, the Lender may bid all or less than the amount of the Obligations and the amount of such bid need not be paid by the Lender but shall be credited against the Obligations. The amount of the successful bid at any such sale, whether the Lender or any other party is the successful bidder, shall be conclusively deemed to be the fair market value of the collateral and the difference between such bid amount and the remaining balance of the Obligations shall be conclusively deemed to be the amount of the Obligations guaranteed under this Article X, notwithstanding that any present or future law or court decision or ruling may have the effect of reducing the amount of any deficiency claim to which the Lender might otherwise be entitled but for such bidding at any such sale.

Section 10.6 Limitation. Notwithstanding any provision herein contained to the contrary, each Guarantor’s liability under this Article X shall be limited to an amount not to exceed the amount which could be claimed by the Lender from such Guarantor under this Article X without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the United States Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, such Guarantor’s right of contribution and indemnification from each other Guarantor.

Section 10.7 Liability Cumulative. The liability of each Guarantor under this Article X is in addition to and shall be cumulative with all liabilities of each Loan Party to the Lender under this Agreement and the other Loan Documents to which each Loan Party is a party or in respect of any Obligations or obligation of such Loan Party, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

Article XI
MISCELLANEOUS PROVISIONS

Section 11.1 Waivers, Amendments, Etc. The provisions of each Loan Document may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Lender, Parent and the Borrower.

No failure or delay on the part of the Lender in exercising any power or right under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on any Loan Party in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Lender under any Loan Document shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

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Section 11.2 Notices; Time. All notices and other communications provided under any Loan Document shall be in writing, by email or by facsimile and addressed, delivered or transmitted, if to the Borrower or the Lender, to the applicable Person at its address, email address or facsimile number set forth on Schedule 11.02 hereto, or at such other address, email address or facsimile number as may be designated by such party in a notice to the other parties. Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any notice, if transmitted by email or facsimile, shall be deemed given when the confirmation of transmission or receipt thereof is received by the transmitter. Unless otherwise indicated, all references to the time of a day in a Loan Document shall refer to New York City time.

Section 11.3 Payment of Costs and Expenses. The Borrower agrees to pay on demand all reasonable expenses of the Lender (including the reasonable fees and out-of-pocket expenses of Morrison & Foerster LLP, counsel to the Lender and of local counsel, if any, who may be retained by or on behalf of the Lender) in connection with:

(a) the negotiation, preparation, execution and delivery of each Loan Document, including schedules and exhibits, and any amendments, waivers, consents, supplements or other modifications to any Loan Document as may from time to time hereafter be required, whether or not the transactions contemplated hereby are consummated; and

(b) the filing or recording of any Loan Document (including any financing statements) and all amendments, supplements, amendment and restatements and other modifications to any thereof, searches made following the Second Closing Effective Date in jurisdictions where financing statements (or other documents evidencing Liens in favor of the Lender) have been recorded and any and all other documents or instruments of further assurance required to be filed or recorded by the terms of any Loan Document; and

(c) the preparation and review of the form of any document or instrument relevant to any Loan Document.

The Borrower further agrees to pay, and to save the Lender harmless from all liability for, any stamp or other taxes which may be payable in connection with the execution or delivery of each Loan Document, the Loans or the issuance of the Note. The Borrower also agrees to reimburse the Lender upon demand for all reasonable out-of-pocket expenses (including reasonable attorneys’ fees and legal expenses of counsel to the Lender) incurred by the Lender in connection with (i) the negotiation of any restructuring or “work-out” with the Borrower, whether or not consummated, of any Obligations and (ii) the enforcement of any Obligations; provided that the Borrower shall not be liable for indemnification of any expenses under this clause (ii) to the extent such expenses arise as a result of the bad faith, gross negligence or willful misconduct of the Lender, as finally determined by a court of competent jurisdiction in a non-appealable decision.

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Section 11.4 Indemnification. In consideration of the execution and delivery of this Agreement by the Lender, the Borrower hereby indemnifies, agrees to defend, exonerates and holds the Lender and each of its officers, directors, employees and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities, obligations and damages, and expenses incurred in connection therewith (irrespective of whether any such Indemnified Party is a party to the action for which indemnification hereunder is sought), including reasonable attorneys’ and professionals’ fees and disbursements, whether incurred in connection with actions between the parties hereto or the parties hereto and third parties (collectively, the “Indemnified Liabilities”), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the entering into and performance of any Loan Document by any of the Indemnified Parties (including any action brought by or on behalf of the Borrower as the result of any determination by the Lender pursuant to Article V not to fund any Loan; provided that, any such action is resolved in favor of such Indemnified Party) or (ii) any Environmental Liability, any actual or alleged breach by Borrower or a Subsidiary of or non-compliance with Environmental Laws or Environmental Permits, any Hazardous Materials Released by the Borrower or a Subsidiary, or any other decision, act, omission or matter of the Borrower or a Subsidiary relating to the environment, natural resources, health, safety or welfare. If and to the extent that the foregoing indemnification may be unenforceable for any reason, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

Section 11.5 Confidentiality.

(a) Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its Affiliates and any of its or their Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person (including any self-regulatory authority), (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to any other party hereto, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any permitted assignee of or participant in, or any prospective assignee of or participant in, any of its rights and obligations under this Agreement or (B) any actual or prospective party to any swap, derivative or other transaction under which payments are to be made by reference to any Loan Party and its obligations, this Agreement or payments hereunder, (vii) with the consent of the Borrower or to the extent such Information (1) becomes publicly available other than as a result of a breach of this Section or (2) becomes available to Lender or any of their respective Affiliates on a nonconfidential basis from a source other than any Loan Party. For purposes of this Section, “Information” means all information received from Parent or any Subsidiary relating to Parent or any Subsidiary or any of their respective businesses, other than any such information that is available to Lender on a nonconfidential basis prior to disclosure by Parent or any Subsidiary, provided that, in the case of information received from Parent or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

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(b) Lender acknowledges that (i) the Information may include material non-public information concerning Parent or a Subsidiary, as the case may be, and (ii) it will handle such material non-public information in accordance with applicable law, including United States federal and state securities laws.

(c) Each Loan Party agrees to take commercially reasonable steps to maintain the confidentiality of its Confidential Information of a Loan Party.

Section 11.6 Survival. The obligations of the Borrower under Section 4.1, Section 4.2, Section 4.3, Section 11.3, Section 11.4 and Section 11.5, shall in each case survive any assignment by the Lender and the occurrence of the Termination Date. The representations and warranties made by each Loan Party in each Loan Document shall survive the execution and delivery of such Loan Document until the Termination Date.

Section 11.7 Severability. Any provision of any Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of such Loan Document or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 11.8 Headings. The various headings of each Loan Document are inserted for convenience only and shall not affect the meaning or interpretation of such Loan Document or any provisions thereof.

Section 11.9 Execution in Counterparts, Effectiveness, Etc. This Agreement may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective when counterparts hereof executed on behalf of the Borrower, each other Loan Party and the Lender, shall have been received by the Lender. Delivery of an executed counterpart of a signature page to this Agreement by email (e.g. “pdf” or “tiff”) or telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.10 Governing Law; Entire Agreement. EACH LOAN DOCUMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK). The Loan Documents constitute the entire understanding among the parties hereto with respect to the subject matter thereof and supersede any prior agreements, written or oral, with respect thereto.

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Section 11.11 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided that, no Loan Party may assign or transfer its rights or obligations hereunder without the prior written consent of the Lender.

Section 11.12 Other Transactions. Nothing contained herein shall preclude the Lender, from engaging in any transaction, in addition to those contemplated by the Loan Documents, with any Loan Party or any of their respective Affiliates in which such Loan Party or such Affiliate is not restricted hereby from engaging with any other Person.

Section 11.13 Forum Selection and Consent to Jurisdiction. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, ANY LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE LOAN PARTIES IN CONNECTION HEREWITH OR THEREWITH MAY BE BROUGHT AND MAINTAINED IN THE COURTS OF THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN THE STATE OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK; PROVIDED THAT, ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT THE LENDER’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH LOAN PARTY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS BY REGISTERED MAIL, POSTAGE PREPAID, OR BY PERSONAL SERVICE WITHIN OR WITHOUT THE STATE OF NEW YORK AT THE ADDRESS FOR NOTICES SPECIFIED IN Section 11.2. EACH LOAN PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY HAVE OR HEREAFTER MAY HAVE TO THE LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT EACH LOAN PARTY HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, EACH LOAN PARTY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THE LOAN DOCUMENTS.

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Section 11.14 Waiver of Jury Trial. THE LENDER AND EACH LOAN PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, EACH LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE LENDER OR EACH LOAN PARTY IN CONNECTION THEREWITH. EACH LOAN PARTY ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER ENTERING INTO THE LOAN DOCUMENTS.

Section 11.15 Judgment Currency.

(a) Any term or provision hereof or of any Loan Document to the contrary notwithstanding, all amounts payable hereunder or under or pursuant to any other Loan Document shall be payable in United States Dollars and not any other currency.

(b) If, for the purpose of obtaining a judgment in any court, it is necessary to convert a sum owing hereunder or under any other Loan Document in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Lender could purchase the first currency in New York, NY with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(c) The obligations of each Loan Party in respect of any sum due to any party hereto or any holder of any Obligation owing hereunder (such party or holder being the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in New York, NY purchase the Agreement Currency with the Judgment Currency; provided that, if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Loan Parties jointly and severally agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of each Loan Party under this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

VARIATION BIOTECHNOLOGIES (US), INC., as the Borrower

(Signed) Jeff Baxter
Name: Jeff Baxter
Title Chief Executive Officer

VBI VACCINES (DELAWARE) INC., as Guarantor

(Signed) Jeff Baxter
Name: Jeff Baxter
Title Chief Executive Officer

VARIATION BIOTECHNOLOGIES INC., as Guarantor

(Signed) Jeff Baxter
Name: Jeff Baxter
Title Chief Executive Officer

VBI VACCINES INC., as Guarantor

(Signed) Jeff Baxter
Name: Jeff Baxter
Title Chief Executive Officer

SCIVAC LTD, as Guarantor

(Signed) Jeff Baxter
Name: Jeff Baxter
Title Chief Executive Officer

[Signature Page to Amended and Restated Credit Agreement and Guaranty]

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PERCEPTIVE CREDIT HOLDINGS, LP as the Lender

By: Perceptive Credit Opportunities GP, LLC, its general partner

(Signed) Sandeep Dixit
Name: Sandeep Dixit
Title: Chief Credit Officer

(Signed) Sam Chawla
Name: Sam Chawla
Title: Portfolio Manager

[Signature Page to Amended and Restated Credit Agreement and Guaranty]

60

Disclosure Schedule to Amended and Restated Credit Agreement and Guaranty

Variation Biotechnologies (US), Inc., a Delaware corporation (“Borrower” or “Company”); VBI Vaccines (Delaware) Inc., a Delaware corporation (“Holdco”); VBI Vaccines Inc., a British Columbia corporation (“Parent”); Variation Biotechnologies Inc., a Canadian company (“Canadian Subsidiary”); and SciVac Ltd, an Israeli corporation (“SciVac Israel”) do hereby disclose certain information as called for under, and as exceptions to the representations and warranties contained in the Amended and Restated Credit Agreement and Guaranty, dated December 6, 2016, by and among the Borrower and Lender and the Guarantors (as such terms are defined therein) (the “Agreement”). Schedule numbers and references to sections herein correspond to relevant sections of the Agreement. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

SCHEDULE 2.5

Continued Effectiveness of Existing Loan Documents

Pledge and Security Agreement

Section 3.1(e) – Controlled accounts are only maintained by Parent, Borrower and Holdco

Section 3.2 (c) – Variation Biotechnologies Inc. (Canadian Subsidiary) does business in the Province of Ontario under the Registered Business Name VBI Vaccines (Registration number 260905344)

SCHEDULE 6.7(a)

Litigation, Labor Matters and Environmental Matters

On April 26, 2013, SciVac Israel entered into a Development and Manufacturing Agreement (“DMA”) with Kevelt, pursuant to which SciVac Israel agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form for an aggregate amount of $4,279. The original term of the Agreement was for a period of one year commencing April 26, 2013, but pursuant to the terms of the agreement, the term automatically renews thereafter for successive additional one-year periods, unless the parties fail to agree on the terms applicable to any renewal term and either party provides at least 30 days prior written notice of non-renewal to the other. On July 30, 2016, we received a letter of termination from Kevelt, in part containing a request for refund of the $2.5 million balance it had previously funded the Company. The Company reclassified this amount to accrued liabilities as of June 30, 2016. The Company has evaluated the DMA with respect to the termination, applied deferred costs, deposits and estimated effort incurred to-date related to the project and has proposed a settlement to Kevelt of approximately $800,000. The Company is awaiting a response from Kevelt.

On August 2, 2015, Parent was served with a Motion to Approve a Class Action (the “Motion”) filed by a minor represented by his father. The Motion and underlying claim was filed in response to the recall of Sci-B-Vac, per the notice published on July 29, 2015 by the Israeli Ministry of Health. Parent then notified its insurance broker. Parent has agreed with the plaintiff for a settlement in the amount of NIS 75,000 which Parent expects to be fully covered by its insurance policy. The plaintiff filed a motion to withdraw the Motion and underlying claim on April 19, 2016. This motion to withdraw and the above-mentioned amount are subject to the approval of the court. On May 3, 2016, the court responded, requiring the plaintiff to provide further details for the settlement within 7 days. The plaintiff’s attorney filed the details for the fees. However, the court did not accept the plaintiff’s explanations and dismissed the request for payment, in its entirety. The court did grant the withdrawal of the Motion to Approve the Class Action, ordered the abatement of the lawsuit and dismissed the request to approve the class action.

SCHEDULE 6.8

Subsidiaries

●	VBI Vaccines (Delaware), Inc., a Delaware corporation (“Holdco”), is a wholly-owned subsidiary of Parent

●	Variation Biotechnologies (US), Inc., a Delaware corporation (“Borrower”), is a wholly-owned subsidiary of Holdco

●	Variation Biotechnologies Inc., a Canadian company (“Canadian Subsidiary”) incorporated on August 24, 2001 under the Canada Business Corporations Act, is a wholly-owned subsidiary of Borrower

●	SciVac Ltd, an Israeli company (“SciVac Israel”), is a wholly-owned subsidiary of Parent

●	SciVac USA, LLC, a Florida limited liability company (“Excluded Subsidiary”), is a wholly-owned subsidiary of SciVac Israel

Assets of Excluded Subsidiary (USD)

●	Cash Approximately $1,000

SCHEDULE 6.11

Pension Plans

None.

SCHEDULE 6.15(a)

Intellectual Property

[Intellectual Property information redacted for confidentiality reasons.]

SCHEDULE 6.15(f)

Material Categories of Confidential Information

●	Unpublished patent applications and inventions

●	Unpublished and unpatented research data

●	Unpublished regulatory submissions

●	Clinical trial data

●	Manufacturing information, including costs

●	Income tax returns and supporting documentation

●	Human resource files

●	Advice and opinions from legal counsel and accounting firms

SCHEDULE 6.16

Agreements, Actions

[Material Agreement information redacted for confidentiality reasons.]

SCHEDULE 6.19

Transactions with Affiliates

Pursuant to an intercompany services agreement between the Parent, Borrower and Variation Biotechnologies Inc. (Canadian Subsidiary), value-added services rendered from one entity to another are cross-charged at mark-up of eight percent (8%). Flow-through costs or charges where limited or no value added services are provided are simply cross charged to the appropriate legal entity on a cost-basis. These charges are made pursuant to transfer pricing requirements from different tax jurisdictions.

Furthermore, Parent provides funding for operations to its subsidiaries through additional capital contributions or through intercompany loans and related notes which have been subordinated to the Lender.

SCHEDULE 6.24

Registration Rights

None.

SCHEDULE 6.25

Royalty and Other Payments

Licensing

a)	In connection with the acquisition of the eVLP technology, Borrower agreed to make certain contingent payments as follows:

The Canadian Subsidiary is committed to make further contingent payments pursuant to defined milestones in the ePixis SA Share Purchase Agreement depending on whether there continue to exist any issued and valid claims on the Acquired Patents. Contingent payments include:

●	Upon first approval in the U.S. or the European Union: €500,000 to €1,000,000;

●	Upon commercialization when cumulative net sales equals or exceeds:

○	€25,000,000: €750,000 to €1,500,000; and,

○	€50,000,000: €1,000,000 to €2,000,000;

●	Upon commercialization by one or more sublicenses when cumulative net sales equals or exceeds:

○	€25,000,000: €375,000 to €750,000;

○	€50,000,000: €375,000 to €750,000;

○	€75,000,000: €500,000 to €1,000,000;

○	€100,000,000: €500,000 to €1,000,000,

●	Borrower will be obligated to pay to the sellers the balance still owing on the total €3,500,000 when either cumulative net sales of €50,000,000 by VBI or €100,000,000 by VBI and its sublicensees is achieved.

The Canadian Subsidiary is further committed to pay all costs of protecting the patents and making contingent payments to the licensor of the acquired patents pursuant to defined milestones in an amendment to the related license agreement which include: royalty fees ranging between 0.75% and 1.75% depending on the level of net sales; and, lump sum payments ranging from €50,000 to €1,000,000 depending on the stage of clinical development and ultimately commercial approval. Additionally, 5% to 25% of any sublicensing fees depending on stage of clinical development are also payable to the licensor.

Except for the Transfer Payment, which became due upon successful technology transfer to a contract manufacturing organization, and the successful filing of an IND application as well as the start of the Phase 1 clinical trial, the events obliging Parent to make these payments have not yet occurred and the probability of them occurring is not determinable; consequently, no amounts are accrued in respect of these contingencies which have not yet occurred.

b)	SciVac Israel’s manufactured and marketed product, Sci B Vac™, is a recombinant third generation hepatitis B vaccine whose sales and territories are governed by the Ferring License Agreement (“License Agreement”). Under the License Agreement, SciVac Israel committed to pay Ferring royalties equal to 7% of net sales (as defined therein). Royalty payments of $6,000, and $25,000 were recorded in cost of revenues for the nine months ended September 30, 2016, and 2015, respectively. In addition, SciVac Israel committed to pay 30% of any and all non-royalty consideration, in any form, received by SciVac Israel from such sub-licensees (other than consideration based on net sales for which a royalty is due under the License Agreement), provided that the payment of 30% shall not apply to a grant of rights in or relating to: (i) the territory “(Territory”)as such term was defined prior to an amendment dated January 24, 2005; or (ii) the Berna Territory (as defined in therein).

SciVac Israel is to pay Ferring the above-mentioned royalties on a country-by-country basis until the date which is ten (10) years after the date of commencement of the first royalty year in respect of such country (“License Period”). Upon expiry of the full term of the first License Period having commenced, SciVac Israel shall have the option to extend the License Agreement in respect of all the countries that still make up the Territory (as defined in the License Agreement) (as from the respective date of expiry) for an additional seven (7) years by payment to Ferring of a one-time lump sum payment of $100,000. Royalties will continue to be payable for the duration of the extended License Periods. When the license has been in effect for, and elapsed after, a seventeen (17) year License Period with respect to a country in the Territory, SciVac Israel shall thereafter have a royalty-free license to market (as defined in the License Agreement) in such country and when all the License Periods have expired in each country in the Territory, a royalty-free license to manufacture the product in India and the PRC.

c)	Under an Assignment and Assumption Agreement, SciVac Israel is required to pay royalties to SciGen Singapore equal to 5% of Net Sales. Royalty payments of $4,000 and $18,000 were recorded in cost of revenues for the nine months ended September 30, 2016, and 2015, respectively.

SCHEDULE 8.2(b)

Existing Indebtedness

None, other than trade payables and loans or amounts payable between Loan Parties (i.e. intercompany balances). Also see Schedule 6.25.

SCHEDULE 8.3(b)

Existing Liens

Canadian Subsidiary –

As part of the Old Credit Agreement, the Lender placed a lien on Canadian Subsidiary’s Intellectual Property.

SciVac Israel -

Collateral held by Bank Leumi:

1.	USD $98,000 – To cover total bank activities, obligations, credit lines and historical guarantees.

2.	USD $112,846 - guarantee provided by the bank to the landlord for SciVac Israel’s offices (as of October 6, 2016).

Both collaterals described in sections 1-2 above are part of and covered by SciVac Israel’s lien in favor of Bank Leumi in amount of USD $500,000 on SciVac Israel’s account in Bank Leumi, as described below under Registered liens.

3.	NIS 102,310 - guarantee provided by the bank to the landlord when SciVac Israel expanded its offices (as of February 2, 2016).

Registered liens:

1.	USD $500,000 – On Bank Leumi account to cover a credit line in the same amount

2.	NIS 102,310 - On Bank Leumi account to cover the guarantee provided by the bank to the landlord when SciVac Israel expanded its offices.

3.	NIS 3,040,000 – in favor of the Israeli Innovations Authority (formerly, the Office of the Chief Scientist), which is the value of specific R&D equipment purchased with a grant from the Israeli Innovations Authority.

SCHEDULE 8.5(a)

Investments

●	None, other than investment in respective subsidiaries of Parent, Holdco, Borrower and SciVac Israel.

SCHEDULE 11.02

Notice Information

[Notice information redacted for privacy reasons.]

EXHIBIT A

FORM OF AMENDED AND RESTATED TERM NOTE

$15,000,000.00	December 6, 2016

FOR VALUE RECEIVED, VARIATION BIOTECHNOLOGIES (US), INC., a Delaware corporation (the “Borrower”), promises to pay to PERCEPTIVE CREDIT HOLDINGS, LP (together with any of its successors, transferees and assignees, the “Lender”) on the Maturity Date (as such date may be accelerated pursuant to the Credit Agreement, defined below) the principal sum of FIFTEEN MILLION DOLLARS ($15,000,000.00) or, if less, the aggregate unpaid principal amount of the Loans under and pursuant to the Amended and Restated Credit Agreement and Guaranty, dated December 6, 2016 (as amended or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, each Guarantor party thereto and the Lender. Unless otherwise defined, capitalized terms used herein have the meanings provided in the Credit Agreement.

The Borrower also promises to pay interest on the unpaid principal amount of the Loans evidenced hereby from time to time outstanding until maturity (whether by acceleration or otherwise) and, after maturity upon demand, until paid in full, at the rates per annum and on the dates specified in the Credit Agreement, as well as any other amounts that may be due to the Lender upon maturity (whether by acceleration or otherwise) under or in respect of the Loan Documents.

Payments of both principal and interest are to be made in Dollars in same day or immediately available funds to the account designated by the Lender pursuant to the Credit Agreement.

The Borrower hereby irrevocably authorizes the Lender to make (or cause to be made) appropriate notations on the grid attached to this Amended and Restated Term Note (the “Note”) (or on any continuation of such grid), which notations, if made, shall evidence, inter alia, the outstanding principal amount of, and the interest rate and Interest Period applicable to the Loans evidenced hereby. Such notations shall be conclusive and binding on the Borrower absent manifest error; provided, that the failure of the Lender to make any such notations shall not limit or otherwise affect any Obligations of the Borrower or any Guarantors.

This Note is one of the Notes referred to in, and evidences Indebtedness incurred under, the Credit Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Borrower is permitted and required to make prepayments and repayments of the unpaid principal amount of the Indebtedness evidenced by this Note and on which such Indebtedness may be declared to be immediately due and payable. Any prepaid principal of this Note may not be reborrowed.

All parties hereto, whether as makers, endorsers or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

This Note amends, restates and supersedes the Existing Note, dated July 25, 2014, in its entirety.

THIS AMENDED AND RESTATED TERM NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (INCLUDING FOR SUCH PURPOSE SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

[Signature Page Follows]

VARIATION BIOTECHNOLOGIES (US), INC.

By:
Name:
Title:

[Signature Page to Amended and Restated Term Note]

OUTSTANDING LOAN AND PRINCIPAL PAYMENTS

Amount
of
			Principal	Unpaid
	Amount of		Repaid	Principal
	Loan Made		LIBO	Balance		Notation
Date	LIBO Rate	Interest Period	Rate	LIBO Rate	Total	Made By

EXHIBIT B

FORM OF LOAN REQUEST

Date: December [___], 2016

To:	Perceptive Credit Holdings, LP, as Lender under the Credit Agreement (as defined below).

Re:	Amended and Restated Credit Agreement and Guaranty, dated as of December 6, 2016 (as amended or otherwise modified from time to time, the “Credit Agreement”) by and among VARIATION BIOTECHNOLOGIES (US), INC., a Delaware corporation, each Guarantor party thereto and PERCEPTIVE CREDIT HOLDINGS, LP. Capitalized terms used herein and not otherwise defined shall have the meanings provided in the Credit Agreement.

Ladies and Gentlemen:

The undersigned hereby requests a borrowing of the Additional Loan.

1.	Date of borrowing: December [___], 2016 (a Business Day)

2.	Principal Amount: $[__________]

With respect to any borrowing requested hereby, the undersigned Borrower hereby represents and warrants that (i) such request complies with the requirements of Sections 2.1 and 2.2 of the Credit Agreement, as applicable, (ii) all representations and warranties set forth in each Loan Document are true and correct and (iii) no Default or Event of Default shall exist, or would result from such proposed Loan.

[Signature Page Follows]

VARIATION BIOTECHNOLOGIES (US), INC., a Delaware corporation

By:
Name:
Title:

[Signature Page to Loan Request]

EXHIBIT C

FORM OF COMPLIANCE CERTIFICATE

VARIATION BIOTECHNOLOGIES (US), INC.

COMPUTATION DATE: __________ __, 20__

This Compliance Certificate (this “Compliance Certificate”) is delivered pursuant to [Section 5.1.4] [Section 7.1(c)] of the Amended and Restated Credit Agreement and Guaranty, dated as of December 6, 2016 (as amended or otherwise modified from time to time, the “Credit Agreement”), by and among VARIATION BIOTECHNOLOGIES (US), INC., a Delaware corporation (the “Borrower”), each Guarantor party thereto and PERCEPTIVE CREDIT HOLDINGS, LP (together with its Affiliates, successors, transferees and assignees, the “Lender”). Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in the Credit Agreement.

The undersigned is the chief financial officer of Parent and Borrower and is duly authorized to execute and deliver this Compliance Certificate on behalf of each of the Borrower and Parent. By executing this Compliance Certificate, the undersigned hereby certifies to the Lender on behalf of the Loan Parties as follows:

(a) The financial statements delivered pursuant to [Section 5.1.3] [Section 7.1(a)] [Section 7.1(b)] of the Credit Agreement have been prepared in accordance with GAAP consistently applied, and fairly present the financial condition of the Loan Parties as of the dates thereof and the related results of their operations for the periods then ended (subject to the absence of footnotes and to normal year-end adjustments in the case of unaudited financial statements).

(b) All other information presented in connection with this Compliance Certificate (including the Attachments hereto) is correct and complete in all material respects.

(c) The Loan Parties [have] [have not] maintained at all times a minimum balance of $2,500,000 of cash in one or more Controlled Accounts that is free and clear of all Liens, other than Liens granted hereunder in favor of the Lender. As a result, the minimum liquidity requirement pursuant to Section 7.19 of the Credit Agreement [has been] [has not been] satisfied.

(d) No Default or Event of Default has occurred and is continuing[, except as set forth on Annex I hereto, which includes a description of the nature and period of existence of such Default or Event of Default and what action the Borrower and Parent have taken, are taking and propose to take with respect thereto].

(e) Except as may be set forth on Annex II hereto, subsequent to the date of the most recent Compliance Certificate submitted by the undersigned, no Subsidiary has been formed or acquired or, if a Subsidiary has been formed or acquired since the delivery of the last Compliance Certificate, such Subsidiary has, to the extent required, complied with Section 7.8 of the Credit Agreement).

IN WITNESS WHEREOF, the undersigned has caused this Compliance Certificate to be executed and delivered, and the certification and warranties contained herein to be made, by its chief financial Authorized Officer as of the date first above written.

VARIATION BIOTECHNOLOGIES (US), INC.,

By:
Name:	Egidio Nascimento
Title:	Chief Financial Officer

VBI VACCINES INC.

By:
Name:	Egidio Nascimento
Title:	Chief Financial Officer

[Signature page to Compliance Certificate]

 ANNEX I

DEFAULTS OR EVENTS OF DEFAULT

ANNEX II

NEW SUBSIDIARIES

EXHIBIT D

[RESERVED]

EXHIBIT E

FORM OF SECOND CLOSING EFFECTIVE DATE WARRANT

THIS WARRANT AGREEMENT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW.

Warrant Certificate No.: 2

Original Issue Date: December 6, 2016

FOR VALUE RECEIVED, VBI VACCINES INC., a British Columbia corporation (the “Company”), hereby certifies that PERCEPTIVE CREDIT HOLDINGS, LP or its permitted transferees and assigns (the “Holder”) is entitled to purchase from the Company up to 1,705,053 duly authorized, validly issued, fully paid and nonassessable shares of Common Stock (defined below). Up to 363,771 shares of such Common Stock (the “Tranche A Warrant Shares”) may be purchased hereunder at a per share purchase price of $4.13 (the “Tranche A Exercise Price”), and up to 1,341,282 shares of such Common Stock (the “Tranche B Warrant Shares”) may be purchased hereunder at a per share purchase price of $3.355 (the “Tranche B Exercise Price”), in all cases subject to the terms, conditions and adjustments set forth below in this Warrant (defined below). Certain capitalized terms used herein are defined in Section 1 hereof.

1. Definitions. As used in this Warrant, the following terms have the following meanings:

“Acknowledgement” has the meaning set forth in Section 3(e).

“Aggregate Exercise Price” means, with respect to any exercise of this Warrant, an amount equal to the product of (i) the number of Tranche A Warrant Shares or Tranche B Warrant Shares, as the case may be, in respect of which this Warrant is then being exercised pursuant to Section 3 hereof, multiplied by (ii) the applicable Exercise Price in effect as of the Exercise Date.

“Assignment” has the meaning set forth in Section 7.

“Board” means the board of directors of the Company.

1

“Business Day” means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York or Toronto, Ontario.

“Cashless Method” means, as the context may require, one or both of the Exercise Price payment methods described in clauses (ii) and (iii) of Section 3(b).

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company, and any capital stock into which such Common Stock shall have been converted, exchanged or reclassified following the date hereof.

“Company” has the meaning set forth in the preamble.

“Convertible Securities” means any securities, whether debt, equity or other securities (directly or indirectly) convertible into or exchangeable for Common Stock, but excluding Options.

“Covered Persons” has the meaning set forth in Section 3(i).

“Credit Agreement” means the Amended and Restated Credit Agreement and Guaranty, dated as the date hereof among Variation Biotechnologies (US), Inc., as borrower, Perceptive Credit Holdings, LP, as lender, the Company, as guarantor and the other guarantors party thereto.

“Demand Registration” has the meaning set forth in Section 6(a)(ii).

“Disqualification Events” has the meaning set forth in Section 3(i).

“Exercise Date” means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in Section 3 shall have been satisfied at or prior to 5:00 p.m., New York time, on a Business Day, including, without limitation, the receipt by the Company of a Subscription Agreement, the Warrant and the Aggregate Exercise Price.

“Exercise Period” has the meaning set forth in Section 2.

“Exercise Price” means, as the context may require, either the Tranche A Exercise Price or the Tranche B Exercise Price.

“Fair Market Value” means, as of any particular date: (i) the volume weighted average of the closing sales prices of the Common Stock for such day on all domestic securities exchanges on which the Common Stock may at the time be listed; (ii) if there have been no sales of the Common Stock on any such exchange on any such day, the average of the highest bid and lowest asked prices for the Common Stock on all such exchanges at the end of such day; (iii) if on any such day the Common Stock is not listed on a domestic securities exchange, the closing sales price of the Common Stock as quoted on Nasdaq, the OTC Bulletin Board, the “pink sheets” or similar quotation system or association for such day; or (iv) if there have been no sales of the Common Stock on Nasdaq, the OTC Bulletin Board, the “pink sheets” or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the Common Stock quoted on Nasdaq, the OTC Bulletin Board, the “pink sheets” or similar quotation system or association at the end of such day, in each case, averaged over twenty (20) consecutive Business Days ending on the Business Day immediately prior to the day as of which “Fair Market Value” is being determined; provided, that if the Common Stock is listed on any domestic securities exchange, the term “Business Day” as used in this sentence means Business Days on which such exchange is open for trading. If at any time the Common Stock is not listed on any domestic securities exchange or quoted on Nasdaq, the OTC Bulletin Board, the “pink sheets” or similar quotation system or association, the “Fair Market Value” of the Common Stock shall be the fair market value per share as determined jointly by the Board and the Holder, subject to Section 3(j) hereof.

2

“Holder” has the meaning set forth in the preamble.

“Indemnified Liabilities” has the meaning set forth in Section 18(b).

“Indemnitees” has the meaning set forth in Section 18(b).

“Inspectors” has the meaning set forth in Section 6(c)(viii).

“Long-Form Registration” has the meaning set forth in Section 6(a)(i).

“Nasdaq” means The Nasdaq Stock Market, Inc.

“Options” means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

“Original Issue Date” means the date hereof.

“OTC Bulletin Board” means the National Association of Securities Dealers, Inc. OTC Bulletin Board.

“Person” means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.

“Piggyback Registration” has the meaning set forth in Section 6(b)(i).

“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

3

“Records” has the meaning set forth in Section 6(c)(viii).

“Registrable Securities” means (x) any shares of Common Stock held by any Person or issuable upon conversion, exercise or exchange of any securities owned by any Person at any time (including Warrant Shares exercisable upon exercise of this Warrant), and (y) any shares of Common Stock issued or issuable with respect to any shares described in subsection (x) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (it being understood that for purposes of this Warrant, a Person shall be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement covering such securities has been declared effective by the Commission and such securities have been disposed of pursuant to such effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, (iii) such securities are otherwise transferred and such securities may be resold without subsequent registration under the Securities Act, or (iv) such securities shall have ceased to be outstanding.

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

“Securities Act” means the Securities Act of 1933, as amended.

“Short-Form Registration” has the meaning set forth in Section 6(a)(ii).

“Solicitor” has the meaning set forth in Section 3(i).

“Subscription Agreement” means a subscription agreement in substantially the form attached hereto as Exhibit A.

“Tranche A Exercise Price” has the meaning set forth in the preamble.

“Tranche B Exercise Price” has the meaning set forth in the preamble.

“Tranche A Warrant Shares” has the meaning set forth in the preamble.

“Tranche B Warrant Shares” has the meaning set forth in the preamble.

4

“Warrant” means this Warrant Agreement and all warrants issued upon division or combination of, or in substitution for, this Warrant.

“Warrant Shares” means the Tranche A Warrant Shares or Tranche B Warrant Shares, as the case may be, or other capital stock of the Company, purchasable upon exercise of this Warrant in accordance with its terms.

2. Term of Warrant. Subject to the terms and conditions hereof, at any time or from time to time after the date hereof up to and including 5:00 p.m., New York time, on the fifth (5th) anniversary of the Original Issue Date or, if such day is not a Business Day, on the next preceding Business Day (the “Exercise Period”), the Holder of this Warrant may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein).

3. Exercise of Warrant.

(a) Exercise Procedure. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i) surrender of this Warrant (if, but only if, this Warrant is being exercised in full) to the Company at its then principal executive offices (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction), together with one or more Subscription Agreements, duly completed (including specifying the number and type of Warrant Shares to be purchased) and executed; and

(ii) payment to the Company of the Aggregate Exercise Price in accordance with Section 3(b).

(b) Payment of the Aggregate Exercise Price. Payment of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in one or more Subscription Agreements, by the following methods:

(i) by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such Aggregate Exercise Price;

(ii) by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such Aggregate Exercise Price;

(iii) by surrendering to the Company (x) Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such Aggregate Exercise Price and/or (y) other securities or debt obligations of the Company (including loans outstanding under the Credit Agreement) having a value as of the Exercise Date equal to the Aggregate Exercise Price (which value in the case of debt securities or obligations shall be the principal amount thereof plus accrued and unpaid interest, in the case of preferred stock shall be the liquidation value thereof plus accumulated and unpaid dividends and in the case of shares of Common Stock shall be the Fair Market Value thereof); or

(iv) any combination of the foregoing;

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provided; however; that the Holder may only use the Cashless Method to pay any Exercise Price for up to (but not in excess of) 1,705,053 Warrant Shares (whether Tranche A Warrant Shares or Tranche B Warrant Shares, as the case may be), subject to proportionate adjustment for any stock split, dividend, distribution, subdivision, recapitalization or combination.

In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share and the Company shall make a cash payment to the Holder (by delivery of a certified or official bank check or by wire transfer of immediately available funds) based on the incremental fraction of a share being so withheld by or surrendered to the Company in an amount equal to the product of (x) such incremental fraction of a share being so withheld or surrendered multiplied by (y) in the case of Common Stock, the Fair Market Value per Warrant Share as of the Exercise Date, and, in all other cases, the value thereof as of the Exercise Date determined in accordance with clause (iii)(y) above; provided that all such valuations shall be subject to Section 3(j).

(c) Delivery of Stock Certificates. Upon receipt by the Company of a Subscription Agreement, surrender of this Warrant (if, but only if, this Warrant is being exercised in full) and payment of the Aggregate Exercise Price (in accordance with Section 3(a) hereof), the Company shall, as promptly as practicable, and in any event within three (3) Business Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as provided in Section 3(d) hereof. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Subscription Agreement and shall be registered in the name of the Holder or, subject to compliance with Section 7 below, such other Person’s name as shall be designated in the Subscription Agreement. This Warrant shall be deemed to have been exercised (in whole or in part, as the case may be) and such certificate or certificates of Warrant Shares shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the Exercise Date.

(d) Fractional Shares. The Company shall not be required to issue a fractional Warrant Share upon exercise of any Warrant. As to any fraction of a Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay to such Holder an amount in cash (by delivery of a certified or official bank check or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of one Warrant Share on the Exercise Date.

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(e) Acknowledgement; Partial Exercise. Unless the purchase rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, at the time of delivery of the certificate or certificates representing the Warrant Shares being issued in accordance with Section 3(c) hereof, deliver to the Holder within a reasonable time an acknowledgement in substantially the form attached hereto as Exhibit B (each, an “Acknowledgement”) indicating the number and type of Warrant Shares which remain issuable upon exercise of this Warrant, if any.

(f) Valid Issuance of Warrant and Warrant Shares; Payment of Taxes. With respect to the exercise of this Warrant, the Company hereby represents, covenants and agrees:

(i) This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(ii) All Warrant Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such Warrant Shares are, validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens and charges.

(iii) The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

(iv) Without in any way limiting Section 6 hereof, the Company shall use its best efforts to cause the Warrant Shares, immediately upon such exercise, to be listed on any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares are listed at the time of such exercise.

(v) The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Shares upon exercise of this Warrant; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the Warrant Shares to any Person other than the Holder, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax, if any, or has established to the satisfaction of the Company that such tax has been paid.

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(g) Conditional Exercise. Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, sale of assets or otherwise), such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

(h) Reservation of Shares. During the Exercise Period, the Company shall at all times reserve and keep available out of its authorized but unissued Common Stock or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant, and the par value per Warrant Share shall at all times be less than or equal to the lowest applicable Exercise Price. The Company shall not increase the par value of any Warrant Shares receivable upon the exercise of this Warrant above the lowest Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

(i) No “Bad Actor” Disqualification. The Company has exercised reasonable care, in accordance with Commission rules and guidance, to determine whether any Covered Person (as defined below) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act (“Disqualification Events”). To the Company’s knowledge, no Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with all disclosure obligations under Rule 506(e) under the Securities Act. “Covered Persons” are those persons specified in Rule 506(d)(1) under the Securities Act, including the Company, any predecessor or affiliate of the Company, any director, executive officer, other officer participating in the offering, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, any promoter (as defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of the exercise of this Warrant, and any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any securities of the Company (a “Solicitor”), any general partner or managing member of any Solicitor, and any director, executive officer or other officer participating in the offering of any Solicitor or general partner or managing member of any such Solicitor.

(j) Dispute Resolution. In the case of any dispute as to the determination of any closing sales price or other valuation of any Registrable Securities, the calculation of any Exercise Price or Aggregate Exercise Price, the determination of Fair Market Value or any other computation or valuation required to be made hereunder or in connection herewith, in the event the Holder, on the one hand, and the Company, on the other hand, are unable to settle such dispute within five (5) Business Days, then either party may elect to submit the disputed matter(s) for resolution by Grant Thornton (New York office) or another public accounting firm as may be mutually agreed upon by the Holder and the Board. Such accounting firm’s determination of such disputed matter(s) shall be binding upon all parties absent demonstrable error, and the Company and the Holder shall each pay one half of the fees and costs of such firm.

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4. Adjustment to Exercise Price and Number of Warrant Shares. The Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 4.

(a) Dividends and Distributions of Non-Company Securities. If, at any time or from time to time after the Original Issue Date, the Company makes or declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or any other distribution payable in securities of the Company (other than a dividend or distribution of shares of Common Stock or Options or Convertible Securities in each case in respect of Common Stock), cash or other property, then, and in each such event, provision shall be made so that the Holder shall receive upon exercise of the Warrant, in addition to the number of Warrant Shares receivable thereupon, the kind and amount of securities of the Company, cash or other property which the Holder would have been entitled to receive had the Warrant been exercised in full into Warrant Shares on the date of such event and had the Holder thereafter, during the period from the date of such event to and including the Exercise Date, retained such securities, cash or other property receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 4 with respect to the rights of the Holder; provided that no such provision shall be made if the Holder receives, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as the Holder would have received if the Warrant had been exercised in full into Warrant Shares on the date of such event.

(b) Adjustment to Exercise Price and Warrant Shares Upon Dividend, Subdivision or Combination of Common Stock. If the Company shall, at any time or from time to time after the Original Issue Date, (i) pay a dividend or make any other distribution upon the Common Stock or any other capital stock of the Company payable in shares of Common Stock or in Options or Convertible Securities (in each case in respect of Common Stock), or (ii) subdivide (by any stock split, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, each Exercise Price in effect immediately prior to any such dividend, distribution or subdivision shall be proportionately reduced and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, each Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionately decreased. Any adjustment under this Section 4(b) shall become effective at the close of business on the date the dividend, subdivision or combination becomes effective.

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(c) Adjustment to Exercise Price and Warrant Shares Upon Reorganization, Reclassification, Consolidation or Merger. In the event of any (i) capital reorganization of the Company, (ii) reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Company with or into another Person, (iv) sale of all or substantially all assets of the Company and its Subsidiaries (taken as a whole) to another Person, (v) Change of Control (as defined in the Credit Agreement), (vi) sale of all or substantially all assets and properties of the Company and its Subsidiaries, or (vii) other similar transaction, in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) cash, stock, securities or assets with respect to or in exchange for Common Stock, each Warrant shall, immediately after such reorganization, reclassification, consolidation, merger, sale, Change of Control or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Warrant Shares then exercisable under this Warrant, be exercisable for the amount of cash or the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such reorganization, reclassification, consolidation, merger, sale, Change of Control or similar transaction if the Holder had exercised this Warrant in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale, Change of Control or similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant); and, in such case, appropriate adjustment (in form and substance satisfactory to the Holder) shall be made with respect to the Holder’s rights under this Warrant to insure that the provisions of this Section 4 hereof shall thereafter be applicable, as nearly as possible, to this Warrant in relation to any cash, shares of stock, securities or assets thereafter acquirable upon exercise of this Warrant (including, in the case of any consolidation, merger, sale, Change of Control or similar transaction in which the successor or purchasing Person is other than the Company, an immediate adjustment in the Exercise Price to the value per share for the Common Stock reflected by the terms of such consolidation, merger, sale, Change of Control or similar transaction, and a corresponding immediate adjustment to the number of Warrant Shares acquirable upon exercise of this Warrant without regard to any limitations or restrictions on exercise, if the value so reflected is less than the Exercise Price in effect immediately prior to such consolidation, merger, sale, Change of Control or similar transaction). The provisions of this Section 4(c) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, Changes of Control or similar transactions. The Company shall not effect any such reorganization, reclassification, consolidation, merger, sale, Change of Control or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, consolidation, merger, sale, Change of Control or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant and satisfactory to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant. Notwithstanding anything to the contrary contained herein, with respect to any corporate event or other transaction contemplated by the provisions of this Section 4(c), the Holder shall have the right to elect prior to the consummation of such event or transaction, to give effect to the exercise rights contained in Section 2 instead of giving effect to the provisions contained in this Section 4(c) with respect to this Warrant.

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(d) Certain Events. If any event of the type contemplated by the provisions of this Section 4 but not expressly provided for by such provisions occurs, then the Board shall make an appropriate adjustment in the Exercise Price and the number of Warrant Shares issuable upon exercise of this Warrant so as to protect the rights of the Holder in a manner consistent with the provisions of this Section 4; provided that no such adjustment pursuant to this Section 4(d) shall increase the Exercise Price or decrease the number of Warrant Shares issuable as otherwise determined pursuant to this Section 4.

(e) Certificate as to Adjustment.

(i) As promptly as reasonably practicable following any adjustment of the Exercise Price, but in any event not later than three (3) Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than three (3) Business Days thereafter, the Company shall furnish to the Holder a certificate (in substantially the form of Exhibit B) of an executive officer certifying the Exercise Price then in effect and the number and type of Warrant Shares or the amount, if any, of other shares of stock, securities or assets then issuable upon exercise of the Warrant.

(f) Notices. In the event:

(i) that the Company shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon exercise of the Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another Person, or sale of all or substantially all of the Company’s assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

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then, and in each such case, the Company shall send or cause to be sent to the Holder at least ten (10) Business days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Warrant and the Warrant Shares.

5. Purchase Rights. In addition to (and not in limitation or in lieu of) any adjustments pursuant to Section 4 above, if at any time the Company grants, issues or sells any shares of Common Stock, Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of Common Stock (the “Purchase Rights”), then the Holder shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder would have acquired if the Holder had held the number of Warrant Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

6. Registration Rights.

(a) Demand Registration.

(i) At any time after the one hundred eightieth (180) day following the Original Issue Date, the Holder may request registration under the Securities Act of all or any portion of the Warrant Shares on Form S-1 or any successor form thereto (each a “Long-Form Registration”). Each request for a Long-Form Registration shall specify the approximate number of Warrant Shares required to be registered. Upon receipt of such request, the Company shall promptly (but in no event later than five days following receipt thereof) deliver notice of such request to all other holders of Registrable Securities having “piggy back” rights or equivalent, if any, who shall then have ten days from the date such notice is given to notify the Company in writing of their desire to be included in such registration. The Company shall cause a Registration Statement on Form S-1 (or any successor form) to be filed within 30 days after the date on which the initial request is given and shall use its best efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter. The Company shall not be required to effect a Long-Form Registration more than five times by the Holder; provided that a Registration Statement shall not count as a Long-Form Registration requested under this Section 6(a)(i)(i) unless and until it has become effective and the Holder is able to register and sell at least 35% of the Warrant Shares requested to be included in such registration.

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(ii) The Company shall use its best efforts to qualify and remain qualified to register securities under the Securities Act pursuant to a Registration Statement on Form S-3 or any successor form thereto. At such time as the Company shall have qualified for the use of a Registration Statement on Form S-3, the Holder shall have the right to request an unlimited number of registrations of Warrant Shares on Form S-3 or any similar short-form registration (each a “Short-Form Registration” and, together with each Long-Form Registration, a “Demand Registration”). Each request for a Short-Form Registration shall specify the approximate number of Warrant Shares requested to be registered. Upon receipt of any such request, the Company shall promptly (but in no event later than five days following receipt thereof) deliver notice of such request to all other holders of Registrable Securities having “piggy back” rights or equivalent, if any, who shall then have ten days from the date such notice is given to notify the Company in writing of their desire to be included in such registration. The Company shall cause a Registration Statement on Form S-3 (or any successor form) to be filed within 30 days after the date on which the initial request is given and shall use its best efforts to cause such Registration Statement to be declared effective by the Commission as soon as practicable thereafter.

(iii) The Company shall not be obligated to effect any Long-Form Registration within 90 days after the effective date of a previous Long-Form Registration or a previous Piggyback Registration in which the Holder was permitted to register, and actually sold, at least 35% of the shares of Registrable Securities requested to be included therein. The Company may postpone for up to 60 days the filing or effectiveness of a Registration Statement for a Demand Registration if the Company’s Board determines in its reasonable good faith judgment that such Demand Registration would (i) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act. The Company may delay a Demand Registration hereunder only two times in any period of twelve consecutive months.

(iv) If the Holder elects to distribute Warrant Shares covered by its request in an underwritten offering, it shall so advise the Company as a part of its request made pursuant to Section 6(a)(i)(i) or Section 6(a)(ii). The Holder shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

(v) The Company shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the Holder, which consent shall not be unreasonably withheld or delayed. If a Demand Registration involves an underwritten offering and the managing underwriter of the requested Demand Registration advises the Company in writing that in its opinion the number of shares of Common Stock proposed to be included in the Demand Registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such underwritten offering and/or the number of shares of Common Stock proposed to be included in such registration would adversely affect the price per share of the Registrable Securities proposed to be sold in such underwritten offering, the Company shall include in such Demand Registration (A) first, all of the Warrant Shares requested to be included in such registration by the Holder, and (B) second, any other Registrable Securities the Company may permit to be included in such registration, allocated pro rata among the respective holders thereof on the basis of the number of Registrable Securities owned by each such holder.

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(b) Piggyback Registration.

(i) Whenever the Company proposes to register any shares of its Common Stock under the Securities Act (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable, or a Registration Statement on Form S-4, S-8 or any successor form thereto or another form not available for registering the Registrable Securities for sale to the public), whether for its own account or for the account of one or more stockholders of the Company and the form of Registration Statement to be used may be used for any registration of Warrant Shares (a “Piggyback Registration”), the Company shall give prompt written notice (in any event no later than twenty (20) days prior to the filing of such Registration Statement) to the Holder of its intention to effect such a registration and, subject to Section 6(b)(ii) and Section 6(b)(iii), shall include in such registration all Warrant Shares with respect to which the Company has received written requests for inclusion from the Holder within ten days after the Company’s notice has been given to the Holder.

(ii) If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company and the managing underwriter advises the Company and the Holder (if the Holder has elected to include Warrant Shares in such Piggyback Registration) in writing that in its opinion the number of shares of Common Stock proposed to be included in such registration, including all Registrable Securities and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration would adversely affect the price per share of the Common Stock to be sold in such offering, the Company shall include in such registration (A) first, the number of shares of Common Stock that the Company proposes to sell; (B) second, the number of shares of Common Stock requested to be included therein by the Holder; and (C) third, the number of shares of Common Stock requested to be included therein by holders of Common Stock (other than Warrant Shares held by the Holder); provided, that in any event the Holder shall be entitled to register at least 35% of the securities to be included in any such registration.

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(iii) If a Piggyback Registration is initiated as an underwritten offering on behalf of one or more holders of Common Stock other than Warrant Shares, and the managing underwriter advises the Company in writing that in its opinion the number of shares of Common Stock proposed to be included in such registration, including all Warrant Shares and all other shares of Common Stock proposed to be included in such underwritten offering, exceeds the number of shares of Common Stock which can be sold in such offering and/or that the number of shares of Common Stock proposed to be included in any such registration would adversely affect the price per share of the Common Stock to be sold in such offering, the Company shall, subject to the proviso below, include in such registration (i) first, the number of shares of Common Stock requested to be included therein by the Holder (on a fully diluted, as converted basis); and (ii) second, the number of shares of Common Stock requested to be included therein by other holders of Common Stock, allocated among such holders in such manner as they may agree.

(iv) If any Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company, the Company shall select the investment banking firm or firms to act as the managing underwriter or underwriters in connection with such offering.

(c) Registration Procedures. If and whenever the Holder requests that any Warrant Shares be registered pursuant to the provisions of this Warrant, the Company shall use its best efforts to effect the registration and the sale of such Warrant Shares in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as soon as practicable:

(i) subject to Section 6(a)(i) and Section 6(a)(ii), prepare and file with the Commission a Registration Statement with respect to such Warrant Shares and use its best efforts to cause such Registration Statement to become effective;

(ii) prepare and file with the Commission such amendments, post-effective amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for a period of not less than thirty (30) days, or if earlier, until all of such Warrant Shares have been disposed of and to comply with the provisions of the Securities Act with respect to the disposition of such Warrant Shares in accordance with the intended methods of disposition set forth in such Registration Statement;

(iii) at least fifteen (15) Business Days before filing such Registration Statement, Prospectus or amendments or supplements thereto, furnish to counsel of the Holder copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such counsel;

(iv) notify the Holder, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

(v) furnish to the Holder such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits and documents incorporated by reference therein) and such other documents as the Holder may request in order to facilitate the disposition of the Warrant Shares;

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(vi) use its best efforts to register or qualify such Warrant Shares under such other securities or “blue sky” laws of such jurisdictions as any selling holder requests and do any and all other acts and things which may be necessary or advisable to enable the Holder to consummate the disposition; provided that the Company shall not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so but for this Section 6(c)(vi);

(vii) notify the Holder, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such holder, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Warrant Shares, such Prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(viii) make available for inspection by the Holder, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Holder or any such underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”), and cause the Company’s officers, directors and employees to supply all information requested by any such Inspector in connection with such Registration Statement;

(ix) use its best efforts to cause such Warrant Shares to be listed on each securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed, on a national securities exchange selected by the Holder;

(x) in connection with an underwritten offering, enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as the Holder or the managing underwriter of such offering request in order to expedite or facilitate the disposition of such Warrant Shares (including, without limitation, making appropriate officers of the Company available to participate in “road show” and other customary marketing activities (including one-on-one meetings with prospective purchasers of the Warrant Shares);

(xi) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission and make available to its stockholders an earnings statement (in a form that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder) no later than thirty (30) days after the end of the 12-month period beginning with the first day of the Company’s first full fiscal quarter after the effective date of such Registration Statement, which earnings statement shall cover said 12-month period, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

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(xii) furnish to the Holder and each underwriter, if any, with (i) a legal opinion of the Company’s outside counsel, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), in form and substance as is customarily given in opinions of the Company’s counsel to underwriters in underwritten public offerings; and (ii) a “comfort” letter signed by the Company’s independent certified public accountants in form and substance as is customarily given in accountants’ letters to underwriters in underwritten public offerings;

(xiii) without limiting Section 6(c)(vi) above, use its best efforts to cause such Warrant Shares to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the Holder to consummate the disposition of such Warrant Shares in accordance with their intended method of distribution thereof;

(xiv) notify the Holder promptly of any request by the Commission for the amending or supplementing of such Registration Statement or Prospectus or for additional information;

(xv) advise the Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and

(xvi) otherwise use its best efforts to take all other steps necessary to effect the registration of such Warrant Shares contemplated hereby.

7. Transfer of Warrant. Subject to the transfer conditions referred to in the legend endorsed hereon, this Warrant and all rights hereunder are freely transferable, in whole or in part, by the Holder without charge to the Holder, upon delivery to the Company of a written request for assignment in the form attached hereto as Exhibit C (each, an “Assignment”) by the Holder and surrender of this Warrant to the Company at its then principal executive offices, together with funds sufficient to pay any transfer taxes described in Section 3(f)(v) in connection with the making of such transfer. If requested by the Company, the Holder will also provide an opinion of counsel satisfactory to the Company to the effect that the transfer or assignment is in compliance with (or is exempt from) applicable federal and state securities laws. Upon such compliance, surrender and delivery and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant, if any, not so assigned and this Warrant shall promptly be cancelled.

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8. Holder Not Deemed a Stockholder; Limitations on Liability. Except as otherwise specifically provided herein (including Section 4(a)), prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 8, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

9. Replacement on Loss; Division and Combination.

(a) Replacement of Warrant on Loss. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant for cancellation to the Company, the Company at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Warrant Shares as the Warrant so lost, stolen, mutilated or destroyed; provided that, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

(b) Division and Combination of Warrant. Subject to compliance with the applicable provisions of this Warrant as to any transfer or other assignment which may be involved in such division or combination, this Warrant may be divided or, following any such division of this Warrant, subsequently combined with other Warrants, upon the surrender of this Warrant or Warrants to the Company at its then principal executive offices, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the respective Holders or their agents or attorneys. Subject to compliance with the applicable provisions of this Warrant as to any transfer or assignment which may be involved in such division or combination, the Company shall at its own expense execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants so surrendered in accordance with such notice. Such new Warrant or Warrants shall be of like tenor to the surrendered Warrant or Warrants and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as the Warrant or Warrants so surrendered in accordance with such notice.

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10. No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or circumvent or seek to avoid or circumvent the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the Holder in order to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant.

11. Compliance with the Securities Act. The parties hereto agree as follows: (a) General. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of Sections 11 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act and applicable Canadian securities laws. This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW.”

(b) Canadian Legends. Until the date that is four months and one day following the date hereof, this Warrant and all Warrant Shares issued upon exercise of this Warrant shall be stamped or imprinted with a legend in substantially the following form:

“UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 7, 2017.”

Until the date that is four months and one day following the date hereof, all Warrant Shares issued upon exercise of this Warrant shall be stamped or imprinted with a legend in substantially the following form:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

In the event that this Warrant or any Warrant Shares issued upon exercise of this Warrant are included in a direct registration or other electronic book entry system, or if the Holder does not directly receive a certificate representing the Warrant Shares, the Company has hereby provided the Holder with written notice pursuant to section 2.5(2)(3.1) of National Instrument 45-102 – Resale of Securities that:

“UNLESS PERMITTED UNDER APPLICABLE CANADIAN PROVINCIAL SECURITIES LEGISLATION, THE HOLDER OF COMMON SHARES MUST NOT TRADE] THE COMMON SHARES BEFORE APRIL 7, 2017.”

(c) Removal of Legends. Upon the Holder’s request at any time following April 7, 2017, THE Company shall promptly (but in any event within five (5) Business Days following such requires), at its sole cost and expense, issue a replacement Warrant or replace Warrant Shares, as the case may be, deleting the legends required pursuant to clause (b) above.

12. Representations of the Holder. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:

(a) The Holder is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a current view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.

(b) The Holder understands and acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(c) The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.

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13. Warrant Register. The Company shall keep and properly maintain at its principal executive offices books for the registration of the Warrant and any transfers thereof. The Company may deem and treat the Person in whose name the Warrant is registered on such register as the Holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division, combination or other transfer of the Warrant effected in accordance with the provisions of this Warrant.

14. Notices. All notices and other communications provided hereunder shall be in writing or by facsimile and addressed, delivered or transmitted, if to the Company or the Holder, to the applicable party at its address or facsimile number set forth on the signature pages hereto, or at such other address or facsimile number as may be designated by such party in a notice to the other party. Any notice, if mailed and properly addressed with postage prepaid or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any notice, if transmitted by facsimile, shall be deemed given when the confirmation of transmission thereof is received by the transmitter. Unless otherwise indicated, all references to the time of a day shall refer to New York City time.

15. Cumulative Remedies. The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

16. Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

17. Finder’s Fee. Each party represents to the other party that it is not and will not be obligated for any finder’s fee or commission in connection with the transactions contemplated by this Warrant. The Holder agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Holder from any liability for any commission or compensation in the nature of a finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

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18. Expenses; Indemnification.

(a) The Company will reimburse the reasonable fees and expenses of the Holder, including reasonable legal fees and expenses, with respect to the negotiation, execution and delivery of this Warrant as provided in Section 11.3 of the Credit Agreement.

(b) In further consideration of the Holder’s acquiring the Warrant hereunder and in addition to all of the Company’s other obligations hereunder, the Company will defend, protect, indemnify and hold harmless the Holder and each other holder of the Warrant and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated hereby) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company in this Warrant or any other certificate, instrument or document contemplated hereby or thereby, (ii) any breach of any covenant, agreement or obligation of the Company contained in this Warrant or any other certificate, instrument or document contemplated hereby or thereby, or (iii) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (A) the execution, delivery, performance or enforcement of this Warrant or any other certificate, instrument or document contemplated hereby or thereby, or (B) the status of the Holder or holder of the Warrant as an investor in the Company pursuant to the transactions contemplated hereby. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company will make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

19. Entire Agreement. This Warrant constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

20. Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

21. No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

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22. Headings. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

23. Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

24. Severability. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

25. Governing Law. This Warrant shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.

26. Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York, in either case sitting in the Borough of Manhattan, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

27. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.

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28. Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

29. No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

30. Judgment Currency. Section 11.15 of the Credit Agreement is herein incorporated by reference as if set forth in full herein, mutatis mutandi, and any defined terms used in such Section 11.15 that are not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Company has duly executed this Warrant on the Original Issue Date.

VBI VACCINES INC.

By:
Name:
Title:

Accepted and agreed,

PERCEPTIVE CREDIT HOLDINGS, LP

By: Perceptive Credit Opportunities GP, LLC,

its general partner

By:
Name:
Title:

By:
Name:
Title:

25

EXHIBIT A

FORM OF SUBSCRIPTION AGREEMENT

(To be signed only upon exercise of Warrant)

To:__________________________

The undersigned, as holder of a right to purchase shares of Common Stock of VBI VACCINES INC., a British Columbia corporation (the “Company”), pursuant to that certain Warrant Agreement of VBI VACCINES INC. (the “Warrant”), dated as of December 6, 2016, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, __________________________ (_________) shares of [Tranche A Warrant Shares] [Tranche B Warrant Shares] of the Company and herewith makes payment of _________________________________ Dollars ($__________) therefor by the following method:

(Check all that apply):

_______ (check if applicable)	The undersigned hereby elects to make payment of the Aggregate Exercise Price of ______________ Dollars ($___________) in cash for _____________ (_________) shares of [Tranche A Warrant Shares] [Tranche B Warrant Shares] using the method described in Section 3(b)(i).

_______ (check if applicable)	The undersigned hereby elects to make payment of the Aggregate Exercise Price of ______________ Dollars ($___________) for _____________ (_________) shares of [Tranche A Warrant Shares] [Tranche B Warrant Shares] using the method described in Section 3(b)(ii) of the Warrant.

_______ (check if applicable)	The undersigned hereby elects to make payment of the Aggregate Exercise Price of ______________ Dollars ($___________) for _____________ (_________) shares of [Tranche A Warrant Shares] [Tranche B Warrant Shares] using the method described in Section 3(b)(iii) of the Warrant.

Requested Denomination of Common Stock:	__________________ shares

Registered Holder:	__________________

A-1

In order to induce the issuance of such securities the undersigned makes to the Company, as of the date hereof, the representations and warranties set forth in Section 13 of the Warrant. Unless otherwise defined herein, capitalized terms have the meanings provided in the Warrant.

DATED: ________________

PERCEPTIVE CREDIT HOLDINGS, LP By: Perceptive Credit Opportunities GP, LLC, its general partner

By:
Name:
Title:

By:
Name:
Title:

A-2

EXHIBIT B

FORM OF ACKNOWLEDGMENT

To: Perceptive Credit Holdings, LP

The undersigned hereby acknowledges that as of the date hereof, (i) __________________ (___________) shares of Tranche A Warrant Shares remain subject to the right of purchase in favor of Perceptive Credit Holdings, LP pursuant to that certain Warrant Agreement of VBI VACCINES INC. in favor of Perceptive Credit Holdings, LP, dated as of December 6, 2016 (the “Warrant”), and (ii) __________________ (___________) shares of Tranche B Warrant Shares remain subject to the right of purchase in favor of Perceptive Credit Holdings, LP pursuant to the Warrant.

DATED: ________________

VBI VACCINES INC.

By:
Name:
Title:

B-1

EXHIBIT C

FORM OF ASSIGNMENT

REFERENCE IS MADE to that certain Warrant Agreement of VBI VACCINES INC. (the “Warrant”), dated as of December 6, 2016, in favor of Perceptive Credit Holdings, LP. Unless otherwise defined, terms used herein have the meanings ascribed thereto in the Warrant.

FOR VALUE RECEIVED, the undersigned Holder of record of this Warrant of VBI VACCINES INC. (the “Company”), which is dated ___________, hereby sells, assigns and transfers unto the Assignee named below all of the rights, including, without limitation, the Purchase Rights (as such term is defined in this Warrant) of the undersigned under the within Warrant, with respect to the number of shares of Common Stock set forth below:

Name of Transferee/Assignee	Address	[No. of Shares][1]

and does hereby irrevocably constitute and appoint the Secretary of VBI VACCINES INC. to make such transfer on the books of VBI VACCINES INC., maintained for the purpose, with full power of substitution in the premises.

Attached hereto, if and to the extent requested by the Company, is an opinion of counsel that the assignment is in compliance with or is exempt from, applicable federal and state securities laws. As provided in the Warrant, including but not limited to Section 7 of the Warrant, the Company may, in its reasonable discretion, decide whether such opinion is satisfactory, and Assignee and Holder agree to any reasonable delay in transfer caused by such evaluation.

The Assignee acknowledges and agrees that the Warrant and the shares of Common Stock to be issued upon exercise thereof or conversion thereof are being acquired for investment and that the Assignee will not offer, sell or otherwise dispose of the Warrant or any shares of stock to be issued upon exercise thereof or conversion thereof except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the “Act”), or any applicable state securities laws.

Accordingly, the following restrictive legend is made applicable to this assignment (and to the Warrant and securities covered by the Warrant as assigned hereby to Assignee):

This Assignment and the Warrant and the securities underlying the Warrant as assigned hereby, have not been registered under the Act, and may not be offered, sold or otherwise transferred, assigned, pledged or hypothecated in the absence of such registration or an exemption therefrom under such Act, any applicable state securities laws and the rules and regulations thereunder.

[Signature Page Fllows]

1 Specify whether rights to purchase Tranche A Warrant Shares, Tranche B Warrant Shares or both are being assigned.

C-1

Dated:	______________	HOLDER:

By:
Name:
Title:

Dated:	______________	ASSIGNEE:

By:
Name:
Title:

C-2

EXHIBIT F

FORM OF INTERCOMPANY SUBORDINATED NOTE

$[___________]	[DATE]

[FOR VALUE RECEIVED, [ISSUER], a [JURISDICTION] [corporation] (the “Issuer”), promises to pay to any holder of this promissory note (together with any successor, transferee or assign, a “Holder”) the principal sum of [AMOUNT]. The Issuer also promises to pay interest on the unpaid principal amount of the loan evidenced hereby from time to time outstanding at the rate of [__]% per annum, which interest shall accrue while the loan is outstanding and be due upon repayment of the principal amount.]1

Reference is made to that certain Amended and Restated Credit Agreement and Guaranty, dated as of December 6, 2016 (as amended, extended, increased or otherwise modified from time to time, the “Credit Agreement”), by and among Variation Biotechnologies (US), Inc., as Borrower (the “Borrower”), each Guarantor party thereto and Perceptive Credit Holdings, LP (the “Lender”). Unless otherwise defined, capitalized terms used herein have the meanings provided in the Credit Agreement.

The Issuer and, by its acceptance hereof, the Holder each hereby unconditionally agrees that all obligations hereunder (collectively, the “Junior Obligations”) shall be subordinated in full to the prior payment in full in cash of all Obligations (as defined in the Credit Agreement), notwithstanding the maturity date hereof, any default by or insolvency of the Issuer or otherwise. This agreement to subordinate is for the benefit of and shall be enforceable by the Lender and each of its successors and permitted transferees and assigns (collectively, the “Senior Creditor”).

Until all Obligations have been paid in full in cash, the Issuer may not make, and no Holder shall accept, receive or collect, any direct or indirect payment or distribution of any kind or character whatsoever (in cash, securities, other property, by setoff, or otherwise) of any properties or assets of the Issuer, or otherwise from the Issuer, on account of the Junior Obligations. Under no circumstance may any payment of the Junior Obligations be accelerated.

In the event that, notwithstanding the foregoing, the Issuer shall make any payment or distribution to any Holder prohibited by the foregoing provisions, then, until the Obligations have been repaid in full in cash, such payment or distribution shall be held in trust by the Holder for the benefit of and promptly shall be paid over to the Senior Creditor for application against the Obligations until paid in full in cash.

All parties hereto, whether as makers, endorsers or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.

[Signature Page Follows]

 1 To be adjusted as appropriate to represent the loan evidenced by the note.

[NAME OF ISSUER]

By:
Name:
Title: